

2025 Annual Report and Form 10K



Nasdaq: ALNT

We are a global engineering and manufacturing enterprise that develops solutions to drive the future of market-moving industries, including medical, life sciences, aerospace and defense, industrial automation, robotics, semi-conductor, transportation, agriculture, construction and facility infrastructure.

A family of globally responsible companies, we take a One-Team approach to "Connect What Matters" and provide the most robust, reliable, and high-value products and systems by utilizing our core Motion, Controls, and Power technologies and platforms.

Headquartered in Buffalo, NY, we employ nearly 2,500 team members around the world.

Revenue
(in millions)

2021	2022	2023	2024	2025
$404	$503	$579	$530	$554

Operating Cash Flow
(in millions)

2021	2022	2023	2024	2025
$25.4	$5.6	$45.0	$41.9	$56.7

Debt
(in millions)

2021	2022	2023	2024	2025
$159.0	$235.5	$218.4	$224.2	$180.4

Net Income
(in millions)

2021	2022	2023	2024	2025
$24.1	$17.4	$24.1	$13.2	$22.0

Adjusted Net Income[1]
(in millions)

2021	2022	2023	2024	2025
$23.2	$30.0	$37.5	$24.7	$36.3

[1] *See subsequent pages for Adjusted Net Income reconciliation and other important disclaimers*

Dear Fellow Shareholders,



2025 was an important year for Allient. We sharpened the focus of the business, expanded margins, accelerated cash generation and took a significant step-change in our balance sheet strength, all while operating through a mixed macro backdrop. Our teams executed well against what we could control, and the year demonstrated the benefits of the actions we have taken to simplify the organization, align around our core Motion, Controls and Power platforms, and concentrate resources on our highest-value opportunities.

We did this while navigating softer demand in portions of the Industrial and Vehicle markets and ongoing supply chain, tariff and rare-earth headwinds. As the year progressed, growth in power quality solutions for data center infrastructure, solid execution on key Aerospace & Defense programs and steady Medical demand more than offset these pressures. Our Simplify to Accelerate NOW program and related footprint initiatives translated that growth into record gross margin and improved operating leverage. We exited the year with a stronger balance sheet, a more efficient cost structure and a backlog and order profile that provide solid visibility as we move into 2026.

Performance Across Our End Markets

Our portfolio is built around solutions that serve market-moving industries, and in 2025 that focus continued to deliver where it matters most.

Industrial, our largest vertical, led the year with higher demand for power quality solutions in data center applications and improving industrial automation trends as customers moved beyond destocking. Aerospace & Defense also delivered growth, driven by key defense programs and the long-cycle nature of our positions, even as we absorbed the government cancellation of the M10 Booker tank program. Medical generated steady growth, led by surgical instruments and precision motion solutions, which helped offset softness in certain mobility and pump-related products. Vehicle was our most challenged market, with powersports and some truck applications weighing on results, even as commercial automotive and construction applications performed well.

Taken together, these dynamics underscore the strength of Allient's diversified portfolio and the importance of our focus on higher value, engineered solutions.

Driving Margin Through Operational Discipline

A central theme of 2025 was translating operational improvements into structural margin expansion. Through our Simplify to Accelerate NOW program, we focused on footprint optimization, lean manufacturing, organizational alignment and process simplification across the company. In 2025 we identified and initiated actions expected to deliver more than $6 million in annualized savings, building on the benefits realized in 2024. A key example is the transformation of our Dothan, Alabama operations into a Fabrication Center of Excellence, while shifting final assembly and integration to Reynosa, Mexico and Tulsa, Oklahoma. These changes better align our footprint with our markets, product families and long-term growth opportunities. This is an on-going transition that we expect to be completed in 2026.

For the year, gross margin expanded 150 basis points to a record 32.8%, and operating margin improved to 7.9% from 5.7% in 2024 as our operational initiatives gained traction.

Overall, operating income increased 46% to $44.0 million, net income rose to $22.0 million, or $1.32 per diluted share, and Adjusted EBITDA reached $76.9 million, with margin up 210 basis points to 13.9%. Importantly, we achieved these results while continuing to invest in engineering, commercial capabilities and customer programs that support our long-term growth.

Strengthening the Balance Sheet

We also made meaningful progress in strengthening our balance sheet and improving cash generation. Cash provided by operating activities reached a record $56.7 million, up from $41.9 million in 2024, driven by higher earnings and disciplined working capital management. We improved our focus on inventory efficiency and receivables, while continuing to support growth and key operational transitions.

That strong cash performance translated directly into lower leverage. Net debt decreased by $48.4 million over the course of the year, and our leverage ratio improved to 1.82x from 3.01x at the end of 2024. We ended the year with a stronger capital structure, greater financial flexibility and a healthier starting point from which to evaluate future strategic opportunities.

Our capital deployment philosophy remains straightforward and disciplined: use cash flow to reduce leverage, reinvest in the business where returns and strategic fit are most compelling, and preserve flexibility for attractive, targeted opportunities. This framework positions Allient to support growth, absorb volatility and fund value-creating investments over time.

Managing Through a Dynamic Environment

Our 2025 results reflected both meaningful tailwinds and real challenges. On the positive side, power quality solutions for data center infrastructure were a primary growth driver within Industrial. We also saw improving patterns in industrial automation, steady demand for Medical surgical instruments and solid performance across key Aerospace & Defense programs. Our operational initiatives amplified these trends by delivering durable margin and cash flow benefits.

At the same time, we navigated headwinds in powersports and certain truck applications that weighed on Vehicle, along with pockets of softness in oil and gas and some automation segments which tempered Industrial performance earlier in the year. Tariffs, particularly around steel and copper raw materials, and the ever-evolving rare-earth supply dynamics also pressured costs.

We addressed these challenges directly by refining our product mix, broadening our supply base, qualifying alternative materials wherever feasible and maintaining close engagement with our customers. The outcome was a year in which, despite these pressures, we expanded margins, strengthened cash generation and reduced leverage, demonstrating the resilience of our diversified portfolio and One-Team operating model.

Looking Ahead: Priorities for 2026 and Beyond

We enter 2026 with a stronger balance sheet, a more efficient cost structure and a clear strategy aligned with long-term trends in electrification, automation, energy efficiency, digital infrastructure and precision control.

Our focus remains on deepening our role as a solutions partner, delivering higher value, engineered systems and platforms for OEMs and end users across our targeted verticals. We will continue prioritizing programs and technologies that offer attractive margin potential, scalable platforms and strong strategic alignment, while actively managing exposure to more cyclical or structurally challenged niches.

Operationally, we will continue building on our Simplify to Accelerate NOW initiatives and ongoing structural business optimization to further improve quality, delivery and cost. Financially, we remain focused on expanding margins, strong cash conversion and continued deleveraging, supported by disciplined capital deployment.

On behalf of the Board of Directors and the entire leadership team, I want to thank our nearly 2,500 team members around the world for their commitment and execution in 2025. Their dedication to our One-Team culture and to our customers made this year's progress possible. I also want to thank our customers for their trust and partnership, and our shareholders for their continued support.

Allient is a stronger company today than it was a year ago. By staying disciplined in our execution and focused on our customers and core technologies, we believe Allient is well positioned to continue creating long-term value in the years ahead.

Sincerely,

Richard S. Warzala
Chairman of the Board and Chief Executive Officer
March 26, 2026

Performance Highlights

(in thousands, except per share, margin, ratio and employee data)

Year Ended December 31,	2025	2024	2023	2022	2021
Income Statement Data					
Revenue	$ 554,478	$ 529,968	$ 578,634	$ 502,988	$ 403,516
Gross profit	181,709	165,691	183,683	157,259	121,056
Gross margin	*32.8 %*	*31.3 %*	*31.7 %*	*31.3 %*	*30.0 %*
Operating income	43,985	30,038	42,314	31,656	26,026
Operating margin	*7.9 %*	*5.7 %*	*7.3 %*	*6.3 %*	*6.4 %*
Net income	22,034	13,166	24,097	17,389	24,094
Earnings per share - diluted	1.32	0.79	1.48	1.09	1.66
Adjusted Net income[1]	36,274	24,679	37,458	29,971	23,181
Adjusted Earnings per share - diluted[1]	$ 2.17	$ 1.49	$ 2.30	$ 1.88	$ 1.60
Weighted average shares - diluted	16,732	16,603	16,272	15,951	14,517
Adjusted EBITDA[1]	$ 76,865	$ 62,525	$ 77,184	$ 65,549	$ 50,137
Adjusted EBITDA margin	*13.9 %*	*11.8 %*	*13.3 %*	*13.0 %*	*12.4 %*
Balance Sheet Data					
Total assets	$ 577,595	$ 575,781	$ 597,542	$ 588,347	$ 470,785
Cash and cash equivalents	40,705	36,102	31,901	30,614	22,463
Total debt	180,389	224,177	218,402	235,454	158,960
Total debt, net of cash	139,684	188,075	186,501	204,840	136,497
Total stockholders' equity	$ 301,455	$ 264,854	$ 251,575	$ 215,465	$ 187,762
Net debt/total capitalization	31.7 %	41.5 %	42.6 %	48.7 %	42.1 %
Other Data					
Operating cash flow	$ 56,675	$ 41,850	$ 45,038	$ 5,596	$ 25,402
Depreciation and amortization	25,407	25,891	25,068	25,486	18,107
Capital expenditures	6,989	9,683	11,603	15,910	13,716
Backlog	$ 232,925	$ 230,788	$ 276,093	$ 330,078	$ 249,927
Days sales outstanding	57	60	56	54	45
Inventory turns	3.2x	2.7x	3.0x	2.9x	3.0x
Employees	2,478	2,525	2,287	2,254	1,950

[1] *See next page for Adjusted Net Income and Adjusted EBITDA reconciliations and other important disclaimers*

ALLIENT INC.
Reconciliation of Non-GAAP Financial Measures
($ in thousands, except per share data)

Adjusted net income and diluted EPS are defined as net income as reported, adjusted for certain items, including amortization of intangible assets and unusual non-recurring items. Adjusted net income and diluted EPS are not a measure determined in accordance with GAAP in the United States, and may not be comparable to the measure as used by other companies. Nevertheless, the Company believes that providing non-GAAP information, such as adjusted net income and diluted EPS are important for investors and other readers of the Company's financial statements and assists in understanding the comparison of the current quarter's and current year's net income and diluted EPS to the historical periods' net income and diluted EPS.

		For twelve months ended			
	Dec 31, 2021	Dec 31, 2022	Dec 31, 2023	Dec 31, 2024	Dec 31, 2025
Net income	$ 24,094	$ 17,389	$ 24,097	$ 13,166	$ 22,034
Non-GAAP adjustments, net of tax [1]					
Amortization of intangible assets – net	4,938	9,812	9,752	9,726	9,553
Foreign currency loss / (gain) – net	18	228	223	(64)	1,592
Acquisition and integration-related costs – net	998	645	2,344	341	36
Restructuring and business realignment costs – net	-	1,897	1,042	1,510	3,059
Discrete income tax benefits	(7,373)	-	-	-	-
Income tax valuation allowance	506	-	-	-	-
Non-GAAP Adjusted Net Income	**$ 23,181**	**$ 29,971**	**$ 37,458**	**$ 24,679**	**$ 36,274**
Average Diluted Shares Outstanding	14,517	15,951	16,272	16,603	16,732
Diluted earnings per share – GAAP	$ 1.66	$ 1.09	$ 1.48	$ 0.79	$ 1.32
Diluted earnings per share – Non-GAAP	$ 1.60	$ 1.88	$ 2.30	$ 1.49	$ 2.17

[1] Applies a blended federal, state, and foreign tax rate of approximately 21% for 2023 and 23% for the other periods applicable to the non-GAAP adjustments.

In addition to reporting net income, a U.S. generally accepted accounting principle ("GAAP") measure, the Company presents Adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization, stock compensation expense, and foreign currency gains/losses), which is a non-GAAP measure. The Company believes Adjusted EBITDA is often a useful measure of a Company's operating performance and is a significant basis used by the Company's management to evaluate and compare the core operating performance of its business from period to period by removing the impact of the capital structure (interest), tangible and intangible asset base (depreciation and amortization), taxes, stock-based compensation expense, business development costs, foreign currency gains/losses on short-term assets and liabilities, and other items that are not indicative of the Company's core operating performance. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, operating income, net cash provided by operating activities or any other measure for determining operating performance or liquidity that is calculated in accordance with generally accepted accounting principles.

		For twelve months ended			
	Dec 31, 2021	Dec 31, 2022	Dec 31, 2023	Dec 31, 2024	Dec 31, 2025
Net income	$ 24,094	$ 17,389	$ 24,097	$ 13,166	$ 22,034
Interest expense	3,236	7,692	12,383	13,296	13,175
Provision (benefit) for income taxes	(981)	6,292	5,603	3,692	6,700
Depreciation and ammortization	18,307	25,486	25,068	25,891	25,407
EBITDA	**$ 44,656**	**$ 56,859**	**$ 67,151**	**$ 56,045**	**$ 67,316**
Stock-based compensation expense	4,161	5,073	5,477	4,147	3,430
Acquisition and integration-related costs	1,299	842	2,959	445	47
Restructuring and business realignment costs	-	2,477	1,316	1,971	3,993
Foreign currency loss / (gain)	21	298	281	(83)	2,079
Adjusted EBITDA	**$ 50,137**	**$ 65,549**	**$ 77,184**	**$ 62,525**	**$ 76,865**
Revenue	**$ 403,516**	**$ 502,988**	**$ 578,634**	**$ 529,968**	**$ 554,478**
Adjusted EBITDA margin	**12.4%**	**13.0%**	**13.3%**	**11.8%**	**13.9%**



SEC Form 10K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number: 0-04041

ALLIENT INC.
(Exact name of registrant as specified in its charter)

Colorado	**84-0518115**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
495 Commerce Drive, Amherst, New York	**14228**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(716) 242-8634**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock	ALNT	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer" "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant, computed by reference to the average bid and asked prices of such stock as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $517,545,669.

Number of shares of the only class of Common Stock outstanding: 16,940,049 as of March 5, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated into Part III.

Table of Contents

Disclosure Regarding Forward-Looking Statements

All statements contained herein that are not statements of historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievements, and may contain the word "believe," "anticipate," "expect," "project," "intend," "will continue," "will likely result," "should" or words or phrases of similar meaning. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from the expected results described in the forward-looking statements. The risks and uncertainties include those associated with: the domestic and foreign general business and economic conditions in the markets we serve, including political and currency risks and adverse changes in local legal and regulatory environments; the severity, magnitude and duration of weather, natural disaster, or pandemic-related events, including impacts of businesses' and governments' responses to such events on our operations and personnel, and on commercial activity and demand across our and our customers' businesses, and on global supply chains; the ability to protect the Company's intellectual property; our ability to sustain, manage or forecast our growth and product acceptance to accurately align capacity with demand; the continued success of our customers and the ability to realize the full amounts reflected in our order backlog as revenue; the loss of significant customers or the enforceability of the Company's contracts in connection with a merger, acquisition, disposition, bankruptcy, or otherwise; our ability to meet the technical specifications of our customers; the performance of subcontractors or suppliers and the continued availability of parts and components; failure of a key information technology system, process or site or a breach of information security, including a cybersecurity breach, ransomware, or failure of one or more key information technology systems, networks, processes, associated sites or service providers; changes in government regulations; the availability of financing and our access to capital markets, borrowings, or financial transactions to hedge certain risks; the ability to attract and retain qualified personnel, and in particular those who can design new applications and products for the motion industry; the ability to implement our corporate strategies designed for growth and improvement in profits including to identify and consummate favorable acquisitions to support external growth and the development of new technologies; the ability to successfully integrate an acquired business into our business model without substantial costs, delays, or problems; our ability to control costs, including the establishment and operation of low cost region manufacturing and component sourcing capabilities; and the additional risk factors discussed under "Item 1A. Risk Factors" in Part I of this report. Actual results, events and performance may differ materially from the Company's forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. The Company has no obligation or intent to release publicly any revisions to any forward-looking statements, whether as a result of new information, future events, or otherwise.

New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The Company's expectations, beliefs and projections are believed to have a reasonable basis; however, the Company makes no assurance that expectations, beliefs or projections will be achieved.

All dollar amounts are in thousands except share and per share amounts.

Item 1. Business.

OVERVIEW

We are a global company that designs, manufactures and sells precision and specialty controlled motion components and systems used in a broad range of industries. Our target markets include Industrial, Vehicle, Medical, and Aerospace & Defense (A&D). We are headquartered in Amherst, NY, and have global production operations and sell to markets across the United States, Canada, South America, Europe and Asia-Pacific. We are known worldwide for our expertise in electro-magnetic, mechanical and electronic motion technology. We sell component and integrated controlled motion solutions to end customers and OEMs through our own direct sales force and authorized manufacturers' representatives and distributors. Our products and solutions include nano precision positioning systems, servo control systems, motion controllers, digital servo amplifiers and drives, brushless servo, torque, and coreless motors, brush motors, integrated motor-drives, gear motors, gearing, incremental and absolute optical encoders, active (electronic) and passive (magnetic) filters for power quality and harmonic issues, Industrial safety rated input/output Modules, Universal Industrial Communications Gateways, light-weighting technologies, and other controlled motion-related products.

Allient was established in 1962 under the laws of Colorado and operates in the United States, Canada, Mexico, Europe and Asia-Pacific. We are headquartered in Amherst, New York and the mailing address of our corporate headquarters is 495 Commerce Drive, Amherst, New York 14228. The telephone number at this location is (716) 242-8634. Our website is www.allient.com. We trade under the ticker symbol "ALNT" on the NASDAQ exchange.

The Company maintains a website at www.allient.com. We make available, free of charge on or through our website our annual reports on Form 10 K, quarterly reports on Form 10 Q, current reports on Form 8 K, and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

We have a Code of Ethics for our chief executive officer and president and senior financial officers regarding their obligations in the conduct of Company affairs. We also have a Code of Ethics and Business Conduct that is applicable to all directors, officers and employees. The Codes are available on our website. We intend to disclose on our website any amendment to, or waiver of, the Codes that would otherwise be required to be disclosed under the rules of the SEC and the Nasdaq Global Market. A copy of both Codes is also available in print to any stockholder upon written request addressed to Allient Inc., 495 Commerce Drive, Amherst, NY 14228-2313, Attention: Secretary.

Recent Events

During 2024, the Company commenced the Simplify to Accelerate NOW program. This included initiatives to realign the Company's manufacturing footprint and streamline the organization to enhance operational efficiency and drive profitability. These initiatives are expected to position Allient to emerge from the current challenging macroeconomic environment and industrial headwinds with stronger earnings power, improved operational flexibility, and enhanced capacity to capitalize on future growth opportunities.

On February 6, 2025, the Company announced that consistent with its Simplify to Accelerate NOW strategy, it will expand upon current capabilities and skillsets to create a state-of-the-art Machining Center of Excellence at its facility in Dothan, Alabama. The Company transferred current assembly operations from Dothan and merged these capabilities into its facilities in Tulsa, Oklahoma and Reynosa, Mexico where Final Assembly, Integration and Test capabilities are the core competencies.

The realignment will improve business focus and better leverage the Company's footprint to deliver high-precision system solutions for demanding applications in various served markets including Aerospace and Defense, Medical and Electronic Test and Assembly Equipment. One-time costs required to implement the changes in 2025 were approximately $4 million, primarily related to employee severance and other personnel related expenses, and have been substantially incurred and paid during 2025. The initiative supported our goal in driving over $6 million in additional annualized cost savings.

Throughout 2024 and into 2025, we continue to refine our strategy to expand our vertical market focus to accelerate our growth. Throughout its history, the Company has expanded our capabilities to be a leading global provider of motion solutions. More recently, we have been building our controls and power technologies, both organically and through acquisitions. The evolution of these additional pillars of our business enhances our overall value proposition, expands our addressable markets and is aligned with mega technology trends. These advancements required us to refine our strategy to leverage the value opportunity that exists in three technology pillars – Motion, Controls and Power. In addition, we are structuring our organization with focused market selling and support teams to increase solution sales opportunities under our new brand - Allient. This refined strategy is reflected in the 2023 change of our corporate name from Allied Motion Technologies Inc. to Allient Inc., short for Allied Nexus Technologies. Allient captures the opportunity that exists at the nexus of these three technology pillars and recognizes the unique capabilities the combination offers.

In recent years, inflation negatively impacted our input costs and pricing, primarily for labor and materials. We, our customers, and our suppliers also experienced the effect of a higher interest rate environment. While gross domestic products began to rebound in 2023 from the widespread impacts of inflation, increasing interest rates, and other restrictive financial conditions in 2022, the factors contributing to supply chain disruptions, labor shortages, and global inflation remained persistent, along with continued elevated geopolitical instability. There are varying degrees of impact on our customers, and thus our business around the world.

The U.S government has proposed and implemented certain updates to existing foreign trade policies. These updates include new and increased tariffs, or potential tariffs, on a wide range of products and goods imported to the U.S., and certain countries have responded with reciprocal tariffs and/or trade restrictions. We have manufacturing operations in Mexico, China, and Europe, amongst other locations globally throughout the world, and source certain components from locations that may be impacted by these policy changes. U.S. government tariffs and trade policies, as well as court rulings and their implications, continue to be closely monitored and our operations remain agile in making adjustments to minimize potential impacts to our business.

The current geopolitical conflicts are creating higher levels of economic uncertainty and increased volatility with respect to energy prices, interest rates, our supply chain (in particular, with respect to proposed changes to tariffs and trade policies), and certain customer ordering patterns. We are closely monitoring the developments and continue to adjust our production platform to react to changing customer ordering patterns and realize efficiencies. The impact of the conflicts on our operational and financial performance will depend on future developments that cannot be predicted.

Changing order patterns, supply chain disruptions, and the evolution of our business required us to carry larger inventories in recent years to meet the needs of our customers. In addition, aerospace and defense customers ordering patterns continue to change quickly based on the geopolitical conflicts and sovereign governments priorities and budgets to address those conflicts.

RECENT ACQUISITIONS

SNC: On January 11, 2024, the Company acquired 100% of the interest in SNC Manufacturing Co., Inc. ("SNC"), a privately-owned premier designer and global manufacturer of electrical transformers serving blue-chip customers in defense, industrial automation, alternative power generation and energy, including electric utilities and renewable energy. SNC has experience in industrial automation, defense, medical, and alternative energy markets, and their offerings are complementary to existing power quality capabilities and provide additional low-cost manufacturing capacity.

Sierramotion: On September 22, 2023, the Company acquired 100% of the interest in Sierramotion Inc. ("Sierramotion"), a privately-owned company specializing in designing and engineering turn-key motion components and mechatronic (mechanical, electrical, and control) solutions for robotic, medical, industrial, defense, semiconductor, and other precision applications. Sierramotion has experience and know-how designing and applying products in electro-mechanical systems with moving magnets or moving coils for rotary, linear, and arc shaped applications. They provide customized design and integration capabilities, testing, performance simulations, prototype development, and low volume production for a variety of high precision and custom critical applications.

MARKETS AND APPLICATIONS

The Company's growth strategy is focused on becoming the recognized leader in designing products and innovating controlled motion solutions in its selected target markets by further developing its products and service platform to utilize multiple Allient technologies to provide enhanced solutions, products, and value for its customers. Our strategy further defines Allient as being a "technology/know-how" driven company and to remain successful, the company continuously invests in its area of excellence.

This platform development emphasizes a combination of technologies to create enhanced products, solutions, and value to meet the emerging needs of the Company's selected target markets. The emphasis on new opportunities has driven the Company from being an individual component provider to becoming a solutions provider emphasizing the utilization of multiple Company technologies in a system solution approach. In addition to enhanced products, solutions, and value for our customers, this approach is allowing the Company to improve margins. We expect our recent acquisitions will further drive our success. Our strong financial condition, along with Allient Systematic Tools ("AST") continuous improvement initiatives in quality, delivery, and cost provide a positive outlook for the continued long-term growth and profitability of the Company.

The Company sells its products and solutions into a subset of the following broad markets:

Industrial: products and solutions are used in factory automation, specialty equipment, material handling equipment, commercial grade floor polishers and cleaners, commercial building equipment such as welders, cable pullers and assembly tools, the handling, inspection, and testing of components and final products such as PCs, high definition printers, tunable lasers and spectrum analyzers for the fiber optic industry, test and processing equipment for the semiconductor manufacturing industry, power quality products to filter distortion caused by variable frequency drives and other power electronic equipment, nano technology motion systems in silicon photonics, micro assembly, digital pathology, genome sequencing, laser processing and microelectronics, PLC manufacturers and distributors.

Vehicle: electronic power steering and drive-by-wire applications to electrically replace, or provide power-assist to, a variety of mechanical linkages, traction / drive systems and pumps, automated and remotely guided power steering systems, various high performance vehicle applications, actuation systems (e.g., lifts, slide-outs, covers, etc.), HVAC systems, solutions to improve energy efficiency of vehicles while idling and alternative fuel systems such as liquified petroleum gas ("LPG"), fuel cell and hybrid vehicles. Vehicle types include off- and on-road construction and agricultural equipment; trucks, buses, boats, utility, recreational (e.g., RVs, ATVs (all-terrain vehicles), specialty automotive, automated and remotely guided vehicles).

Medical: surgical robots, prosthetics, electric powered surgical hand pieces, programmable pumps to meter and administer infusions associated with chemotherapy, pain control and antibiotics, nuclear imaging systems, radiology equipment, automated pharmacy dispensing equipment, kidney dialysis equipment, respiratory ventilators, heart pumps, and patient handling equipment (e.g., wheel chairs, scooters, stair lifts, patient lifts, transport tables and hospital beds).

Aerospace & Defense: inertial guided missiles, mid-range smart munitions systems, weapons systems on armed personnel carriers, unmanned vehicles, security and access control, camera systems, door access control, airport screening scanning devices, and light-weighting vehicle technologies.

OTHER FACTORS IMPACTING OUR OPERATIONS

Sales and Marketing

We design and develop our products within our Technology Centers and can manufacture these products and solutions in various facilities located in the United States, Canada, Mexico, Europe and Asia-Pacific. We also operate Allient Solution Centers that evaluate and focus all Allient products to create integrated controlled motion solutions for our customers. We sell our products and solutions globally to a broad spectrum of customers through our own direct sales force and authorized manufacturers' representatives and distributors. Our customers include end users and original equipment manufacturers ("OEMs").

Allient Organization:

The Company's sales organization is focused on becoming the best sales and service force in its industry. Through the One Team approach for providing products and controlled motion solutions that best address customers' needs, the Company has broadened the knowledge and skills of its direct sales force, while creating sales and service support in its Solution Centers. This enables the entire sales organization to be capable of selling all products designed, developed and produced by Allient globally. The Company's primary channels to market include the direct sales force and external authorized Sales Representatives, Agents and Distributors that provide field coverage in Asia-Pacific, Europe, Canada, Israel and the Americas. While most of the Company's sales are directly to OEMs, it has expanded its market reach through Distribution channels.

Allient Solution Centers:

Allient has Solution Centers in China, Europe and North America that enable the design and sale of individual component products as well as integrated controlled motion systems that utilize multiple Allient products and technologies. In addition to providing sales and applications support, the solution center function may include final assembly, integration and tests as required to support customers within their geographic region.

Sales Backlog:

Backlog as of December 31, 2025 was $232,925 compared with $230,788 as of December 31, 2024. The increase in our backlog year over year reflects increases within certain target markets, most significantly in Industrial and Aerospace and Defense. Strong results in the Industrial market was driven by increased demand in power quality solutions supporting data center infrastructure. This is partially offset by decreases in Vehicle due to reduced demand in power sports and truck applications. The time to convert the majority of backlog to sales is approximately three to nine months. Given the short product lead times, we do not believe that the amount of our backlog of orders is a reliable indication of our future sales. We may on occasion receive multi-year orders from customers for product to be delivered on demand over that time frame. There is no assurance that the Company's backlog from these customers will be converted into revenue.

Major Customers

No customers exceed 10% of total sales in 2025 or 2024. We believe the broad diversification of the target markets and customers we serve reduces our exposure to negative developments with any single customer.

Competitive Environment

Our products and solutions are sold into the global market with a large and diverse group of competitors that vary by product, geography, industry and application. The controlled motion market is highly fragmented with many competitors, some of which are substantially larger and have greater resources than Allient. We believe our competitive advantages include our electro-magnetic, mechanical and electronic controlled motion expertise, the breadth of our motor technologies and our ability to integrate these technologies with our encoders, gearing, power electronics, digital control technologies and network/feedback communications capabilities, as well as our global presence. Unlike many of our competitors, we are unique in our ability to provide custom-engineered controlled motion solutions that integrate the products we manufacture such as embedded or external electrical control solutions with our motors. We compete on technological capabilities, quality, reliability, service responsiveness, delivery speed and price. Our competitors include Ametek, Inc., Parker Hannifin Corporation, Regal Rexnord, and other smaller competitors.

Availability and Prices of Parts and Raw Materials

We purchase critical raw materials from a limited number of suppliers due to the technically challenging requirements of the supplied product and/or the lengthy process required to qualify these materials both internally and with our customers. We cannot quickly establish additional or replacement suppliers for these materials in some cases because of these rigid requirements. For these critical raw materials, we maintain minimum safety stock levels and partner with suppliers through contracts to help ensure the continuity of supply. Beginning as a result of the COVID-19 pandemic, and continuing in subsequent years, due to resulting economic and supply chain disruptions, we have experienced upward pricing pressure and challenges with availability of parts and raw materials. In addition, workplace disruptions and restrictions on the movement of raw materials and goods, both at our own facilities and at our customers and suppliers has led to increases in prices and freight costs. As we seek to secure supply during volatile times, we have proactively increased the levels of certain inventories to put us in the position to meet the needs of our customers on a timely basis.

Patents, Trademarks, Licenses, Franchises and Concessions

We hold several patents and trademarks for components manufactured by our various subsidiaries, and we have several patents pending on new products recently developed, which we believe are significant.

Working Capital Items

We currently maintain inventory levels adequate for our short-term needs based upon present levels of production while taking into account the potential for supply chain disruptions. We consider the component parts of our different product lines to be generally available and current suppliers to be reliable and capable of satisfying anticipated needs under normal conditions. As discussed herein, because of the supply chain disruptions, we have experienced increased costs and have, at times, purposely increased certain inventories to manage global supply chain issues.

Engineering and Development Activities

Our engineering and development (E&D) activities are for the development of new products, enhancement of the functionality, effectiveness and reliability of current products, to redesign products to reduce the cost of manufacturing of products or to expand the types of applications for which our products and solutions can be used. Our engineering and development expenditures for the years ended December 31, 2025 and 2024 were $38,836 and $39,761, respectively, or 7% and 8% of sales in 2025 and 2024, respectively. We believe E&D is critical to our ongoing success and expect to continue to invest at similar levels in the future. Of these expenditures, no material amounts were charged directly to customers, although we record non-recurring engineering charges to certain customers for custom engineering required to develop products that meet the customer's specifications.

Sustainability

In February 2026, Allient published its third annual Sustainability Report covering the Company's fiscal year 2024. The report highlights Allient's vision for and approach to corporate sustainability and details key initiatives it is undertaking in the areas of environmental stewardship, social responsibility and well-being, and corporate governance. The report outlines key achievements as well as disclosing key and pertinent data in alignment with the Sustainability Accounting Standards Board and the Task Force on Climate-Related Financial Disclosures reporting standards.

The Company takes its responsibility to be a good steward of the environment seriously and we adopt policies and procedures under the guidance of the Board of Directors that advance our performance. No significant pollution or other types of hazardous emission result from the Company's operations and it is not anticipated that our operations will be materially affected by Federal, State or local provisions concerning environmental controls.

We monitor existing and pending climate legislation, regulation, and international treaties and accords to evaluate any potential impact on our future results of operations, capital expenditures or financial position. The Board of Directors provides oversight as part of their environmental, social and governance ("ESG") initiatives and we will continue to monitor emerging developments and assess our performance in this area. We may face additional economic and operational impacts from ESG regulations as well as impacts from our suppliers and customers as they adhere to the laws and regulations.

International Operations

Our operations outside the United States are conducted through wholly-owned foreign subsidiaries and are located in North America, Europe, and Asia-Pacific. Our international operations are subject to the usual risks inherent in international trade, including currency fluctuations, local government contracting regulations, local governmental restrictions on foreign investment and repatriation of profits, exchange controls, regulation of the import and distribution of foreign goods, as well as changing economic and social conditions in countries in which our operations are conducted. The information required by this item is set forth in Note 14, *Segment Information,* of the notes to consolidated financial statements contained in Item 8 of this report.

Human Capital

Employment

At December 31, 2025, we employed 2,478 full-time employees worldwide. Of those, approximately 63% are located in North America, 29% are located in Europe and the remainder are located in Asia-Pacific. As of December 31, 2025, 14% of our total workforce were employed in engineering functions, demonstrating our commitment to invest significantly in engineering resources.

Human Capital Management

The Company believes that its workforce is one of the Company's greatest assets, and it has a proactive human capital management and talent development program. The Board of Directors and Human Capital and Compensation Committee recognizes human capital as a key driver of long-term value and is responsible for oversight of the Company's human capital management and talent development programs.

- Attraction: The Company competes within each world-wide market for a finite number of skilled and talented workers. The Company leverages its broad resources, compensation strategy, and reputation to deliver an outstanding career opportunity and workplace experience to its candidates and employees.

- Engagement: The Company strives to provide engaging, progressive, and meaningful career opportunities for its employees, so they can thrive and be satisfied in its technology and innovation-based culture.

- Development: The Company strengthens its employees' skills and experiences through diverse career development and learning opportunities, both internal and external. This emphasizes the Company's key attribute as a compelling place to work and grow at all levels.

- Retention: The Company supports a workplace that provides an environment of trust, personal and professional development and work-life balance which is vital to its successful retention of engaged, top-notch talent.

Employee Health and Safety

The Company complies in all respects with the national and local laws of the jurisdictions in which we operate regarding workers' safety and health. The Company strives to continuously improve employee safety and health through consistent measurement and reporting on progress and leading indicators. It has programs that emphasize that each employee in the organization is responsible for safety in the workplace. The Company provides a comprehensive safety program that focuses on a zero-incident mindset by providing ongoing training opportunities and review of safety activities and initiative. This highly visible effort encourages employee engagement and active management and leadership involvement.

Anti-Discrimination

The Company is committed to apply fair labor practices while respecting the national and local laws of the countries and communities where we have operations. The Company is also committed to providing equal opportunity in all aspects of employment. The Company does not engage in or tolerate unlawful conduct, including discrimination, intimidation, or harassment. The Company strives to establish relationships with key organizations and associations that foster anti-discriminatory initiatives in the communities where it is located. The Company is committed to identifying a talented and innovative workforce through a culture that promotes fair treatment and anti-discriminatory values. The Human Capital and Compensation Committee is responsible for setting the tone at the top and the oversight of the Company's diversity and inclusion initiatives.

Ethical Business Practices

The Company is dedicated to conducting its business with integrity and responsibility. The Company promotes honest and ethical conduct, and the Board has adopted a Code of Ethics and Business Conduct which applies to all employees, directors, and officers. The Company does not tolerate human rights abuses, human trafficking and or slavery, the use of child labor and will not engage or be complicit in any activity that solicits or encourages human rights abuse.

Item 1A. Risk Factors

In the ordinary course of our business, we face various strategic, operating, compliance and financial risks. These risks could have a material impact on our business, reputation, financial condition or results of operations. Our most significant risks are set forth below and elsewhere in this Report. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Report, including statements related to markets for our products and trends in our business that involve a number of risks and uncertainties.

<u>OPERATIONAL RISKS</u>

Our global sales and operations are subject to a variety of economic, market and financial risks and costs that could affect our profitability and operating results.

We do business around the world and are continuing our strategy of enhancing our global optimization. Our international sales are primarily to customers in Europe, Canada and Asia-Pacific. In addition, our manufacturing operations, suppliers and employees are located in many places around the world. The future success of our business includes growth in our sales in non-U.S. markets. Our global operations are subject to numerous financial, legal and operating risks, such as political and economic instability; imposition of trade or foreign exchange restrictions, including in the U.S.; trade protection measures such as the imposition of or increase in tariffs and other trade barriers, including in the U.S.; unexpected changes in regulatory requirements, including in the U.S., prevalence of corruption in certain countries; enforcement of contract and intellectual property rights and compliance with existing and future laws, regulations and policies, including those related to tariffs, investments, taxation, trade controls, product content and performance, employment and repatriation of earnings. In addition, we are affected by changes in foreign currency exchange rates, inflation rates and interest rates.

Our growth could suffer if the markets into which we sell our products and solutions decline.

Our growth depends in part on the growth of the markets which we serve. Any decline or lower than expected growth in our served markets could diminish demand for our products and solutions, which would adversely affect our financial results. We operate in industries that may experience periodic, cyclical downturns. Demand for our products and solutions is also sensitive to changes in customer order patterns, which may be affected by announced price changes, changes in incentive programs, new product introductions and customer inventory levels. Any of these factors could adversely affect our growth and results of operations in any given period.

We could experience a failure of a key information technology system, process or site or a breach of information security, including a cybersecurity breach or failure of one or more key information technology systems, networks, processes, associated sites or service providers.

We rely extensively on information technology ("IT") systems for the storage, processing, and transmission of our electronic, business-related information assets used in or necessary to conduct business. We leverage our internal information technology infrastructures, and those of our business partners, to enable, sustain, and support our global business activities. In addition, we rely on networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist in conducting our business. All third parties contracted by the Company have been vetted and have significant reputations in the industry. As such, controls from the third party vendors have been deemed to be adequate prior to any goods or services having been provided. The data we store and process may include customer payment information, personal information concerning our employees, confidential financial information, and other types of sensitive business-related information. Numerous and evolving cybersecurity threats pose potential risks to the security of our IT systems, networks and services, as well as the confidentiality, availability and integrity of our technology systems and data. In addition, the laws and regulations governing security of data on IT systems are evolving and adding another layer of complexity in the form of new requirements. In the past, we have had cybersecurity incidents and we have made and continue to make investments, seeking to address these threats, including monitoring of networks and systems, hiring of experts to evaluate and test our systems, employee training and security policies for employees and third-party providers.

The frequency and the techniques used in these attacks have increased significantly and may be difficult to detect for periods of time and we may face difficulties in anticipating and implementing adequate preventative measures. While the breaches of our IT systems to date have not been material to our business or results of operations, the costs of attempting to protect our IT systems and data will increase, and there can be no assurance that these added security efforts will prevent all breaches of our IT systems or thefts of our data. If our IT systems are damaged or cease to function properly, the networks or service providers we rely upon fail to function properly, or we or one of our third-party providers suffer a loss or disclosure of our business or stakeholder information due to any number of causes ranging from catastrophic events or power outages to improper data handling or security breaches (including ransomware, denial-of-service attacks, a malicious website, the use of social engineering and other means to affect the confidentiality, integrity and availability of our technology systems and data) and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to potential disruption in operations, loss of customers, reputational, competitive and business harm as well as significant costs from remediation, ransom payments, litigation and regulatory actions.

We are also subject to an increasing number of evolving data privacy and security laws and regulations. Failure to comply with such laws and regulations could result in the imposition of fines, penalties and other costs. The European Union ("EU") and United Kingdom's General Data Protection Regulations and the EU's pending ePrivacy Regulation could disrupt our ability to sell products and solutions or use and transfer data because such activities may not be in compliance with applicable laws. Additionally, cybersecurity incidents related to export control technology information of our Aerospace & Defense customers could subject us to additional reporting requirements, could disrupt our ability to sell products to those customers and could subject us to additional costs, penalties, and fines all of which may be material to our operating results.

We rely on suppliers to provide equipment, components and services, which creates certain risks and uncertainties that may adversely affect our business.

Our business requires that we buy equipment, components and services from third parties. Our reliance on suppliers involves certain risks, including poor quality or an insecure supply chain, which could adversely affect the reliability and reputation of our products and solutions; changes in the cost of these purchases due to inflation, exchange rates, tariffs, or other factors; shortages of components, commodities or other materials, which could adversely affect our manufacturing efficiencies and ability to make timely delivery.

Any of these uncertainties could adversely affect our profitability and ability to compete. The effect of unavailability or delivery delays would be more severe if associated with our higher volume and more profitable products and solutions. Even where substitute sources of supply are available, qualifying the alternate suppliers and establishing reliable supplies could cost more or could result in delays and a loss of sales.

Certain materials and components used in our products and solutions are required and qualified to be sourced from a single or a limited number of suppliers. As such, some materials and components could become in short supply resulting in limited availability and/or increased costs. Additionally, we may elect to develop relationships with a single or limited number of suppliers for materials and components that are otherwise generally available, because some customers require extensive certification of suppliers which is a considerable and time consuming undertaking. Although we believe that alternative suppliers are available to supply materials and components to replace those currently used, doing so may require redesign work and would require having those new sources qualified by our customers prior to making use of those new alternatives. Any interruption in the supply from any supplier that serves as a sole source could delay product shipments and have a material adverse effect on our business, financial condition and results of operations.

Our profits may decline if the price of raw materials increase and we cannot recover the increases from our customers.

We use various raw materials, such as copper, steel, zinc and rare earth magnets, in our manufacturing operations. The prices of these raw materials have been subject to volatility. As a result of price increases, we have generally implemented price surcharges to our customers; however, we may be unable to collect surcharges without suffering reductions in unit volume, revenue and operating income. There can be no assurance that we will be able to fully recover the price increases through surcharges in a timely manner. We are also subject to risks associated with U.S. and foreign legislation and regulations relating to imports, including quotas, duties, tariffs or taxes, and other charges or restrictions on imports, which could adversely affect our operations and our ability to import products at current or increased levels. We cannot predict whether additional U.S. and foreign customs quotas, duties, tariffs, taxes or other charges or restrictions, requirements as to where raw materials must be purchased, or other restrictions on our imports will be imposed upon the importation of our products and solutions in the future or adversely modified, or what effect such actions would have on our costs of operations.

We face competition that could harm our business and we may be unable to compete successfully against new entrants and established companies with greater resources.

Competition in connection with the manufacturing of our products and solutions may intensify in the future. The market for our technologies is competitive and subject to rapid technological change. We compete globally on the basis of product performance, customer service, availability, reliability, productivity and price. Our competitors may be larger and may have greater financial, operational, economies of scale, personnel, sales, technical and marketing resources than us. Certain of our competitors also may pursue aggressive pricing or product strategies that may cause us to reduce the prices we charge for our original equipment and aftermarket products and services or lose sales. These actions may lead to reduced revenues, lower margins and/or a decline in market share, any of which may adversely affect our business, financial condition and results of operations.

Quality problems with our products and solutions could harm our reputation, erode our competitive advantage and could result in warranty claims and additional costs.

Quality is important to us and our customers, and our products and solutions are held to high quality and performance standards. In the event our products and solutions fail to meet these standards, our reputation could be harmed, which could damage our competitive advantage, causing us to lose customers and resulting in lower revenues. We generally allow customers to return defective or damaged products for credit, replacement, repair or exchange. We generally warrant that our products and solutions will meet customer specifications and will be free from defects in materials and workmanship. We reserve for our exposure to warranty claims based upon recent historical experience and other specific information as it becomes available. However, these reserves may not be adequate to cover future warranty claims and additional warranty costs or inventory write-offs may be incurred which could harm our operating results.

If we are unable to attract and retain qualified personnel, our ability to operate and grow our company will be in jeopardy.

We are required to hire and retain skilled employees at all levels of our operations in a market where such qualified employees are in high demand and are subject to receiving competing offers. We believe that there is, and will continue to be, competition for qualified personnel in our industry, and there is no assurance that we will be able to attract or retain the personnel necessary for the management and development of our business. The inability to attract or retain employees currently or in the future may have a material adverse effect on our business.

Our future success depends in part on the continued service of our engineering and technical personnel and our ability to identify, hire and retain personnel.

Our success will depend in large part upon our ability to attract, train, retain and motivate highly skilled engineering and technical employees. There is currently aggressive competition for employees who have experience in technology and engineering. We may not be able to continue to attract and retain engineers or other qualified technical personnel necessary for the development and growth of our business or to replace personnel who may leave our employment in the future. The failure to retain and recruit key engineering and technical personnel could cause additional expense, potentially reduce the efficiency of our operations and could harm our business.

We depend heavily upon a limited number of customers, and if we lose any of them or they reduce their business with us, we would lose a substantial portion of our revenues.

A significant portion of our revenues and trade receivables are concentrated with a small group of customers. These customers have a variety of suppliers to choose from and therefore can make substantial demands on us, including demands on product pricing and contractual terms, which can shift the allocation of risk to us as the supplier. Our ability to maintain strong relationships with our principal customers is essential to our future performance. If we lose a key customer, if any of our key customers reduce their orders of our products and solutions or require us to reduce our prices before we are able to reduce costs, if a customer is acquired by one of our competitors or if a key customer suffers financial hardship, our operating results would likely be harmed as well as the collectability of accounts receivable.

If we do not respond to changes in technology, our products and solutions may become obsolete and we may experience a loss of customers and lower revenues.

We sell our products and solutions to customers in several industries that experience rapid technological changes, new product introductions and evolving industry standards. Without the timely introduction of new products and solutions, our offerings will likely become technologically obsolete over time, and we may lose a significant number of our customers. Our product and solutions development efforts may be affected by several factors, including our ability to anticipate customer needs, allocate and process our research and development funding, innovate and develop new products, differentiate our offerings and commercialize new technologies, secure intellectual property protection for our products and manufacture products in a cost-effective manner. We would be harmed if we did not meet customer requirements and expectations. Our inability, for technological or other reasons, to successfully develop and introduce new and innovative products and solutions could result in a loss of customers and lower revenues.

We face the challenge of accurately aligning our capacity with our demand.

We have experienced capacity constraints and longer lead times for certain products and solutions in times of growing demand and have also experienced idle capacity as economies slow or demand for certain products decline. Accurately forecasting our expected volumes and appropriately adjusting our capacity have been, and will continue to be, important factors in determining our results of operations. We cannot guarantee that we will be able to increase manufacturing capacity, and with the support of sufficiently skilled and cost-effective labor, to a level that meets demand for our products and solutions, which could prevent us from meeting increased customer demand and could harm our business. However, if we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets and we may experience reduced margins. If we do not accurately align our manufacturing capabilities with demand it could have a material adverse effect on our results of operations.

The manufacture of many of our products and solutions is a highly exacting and complex process, and if we directly or indirectly encounter problems manufacturing products, our reputation, business and financial results could suffer.

The manufacture of many of our products and solutions is an exacting and complex process. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, natural disasters and environmental factors, and if not discovered before the product is released to market could result in recalls and product liability exposure. Because of the time required to develop and maintain manufacturing facilities, an alternative manufacturer may not be available on a timely basis to replace such production capacity. We have also undertaken certain manufacturing footprint rationalization activities, which may include new challenges related to management and monitoring of the manufacturing of our products and solutions. Any of these manufacturing problems could result in significant costs and liability, as well as negative publicity and damage to our reputation that could reduce demand for our products.

We face the potential harm of natural disasters, pandemics, acts of war, terrorism, international conflicts or other disruptions to our operations.

Natural disasters, pandemics, acts or threats of war or terrorism, international conflicts, political instability, and the actions taken by governments could cause damage to or disrupt our business operations, our suppliers or our customers, and could create economic instability. Although it is not possible to predict such events or their consequences, these events could decrease demand for our products or make it difficult or impossible for us to deliver products.

We face potential operational impacts associated with volatility in energy markets.

Volatility in the supply and cost for energy exists in the locations where we operate, particularly Europe and China. As Europe continues to face impacts from the conflicts in the middle east and in Ukraine and sanctions between the European Union and Russia, there are concerns about the availability and costs related to providing resources to meet the energy needs of Europe. Should these energy needs not be met, there are risks that the European operations of the Company may experience uncertainties related to the availability and cost of such resources. At times, China has experienced energy shortages, and has, in the past, resorted to rolling blackouts. Although these blackouts have not materially impacted on our operations, it remains a risk we may face in the future.

STRATEGIC RISKS

Our organic growth has been and will continue to be enhanced by strategic acquisitions that complement, enhance or expand our business. We may not be able to find or complete these transactions, and, if completed, we may experience operational and financial risks in connection with our acquisitions that prevent us from realizing the anticipated benefits and may materially adversely affect our business, financial condition and operating results.

Acquisitions are part of our strategic growth plans. We may have difficulty finding these opportunities, or if we do identify these opportunities, we may not be able to complete the transactions for various reasons including the inability to secure financing.

As we complete acquisitions, we face the operational and financial risks commonly encountered with an acquisition strategy. These risks include the challenge of integrating acquired businesses while managing the ongoing operations of each business, the challenge of combining the business cultures of each company, and the need to retain key personnel of our existing business and the acquired business. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the acquired business and our existing business. Members of our senior management may be required to devote considerable amounts of time to the integration process, which will decrease the time they will have to manage our businesses, service existing customers, attract new customers and develop new products. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted because of the integration process, our business could be adversely affected.

The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the company before we acquire it. In most of these agreements, however, the liability of the former owners is limited, and certain former owners may be unable to meet their indemnification responsibilities. We cannot assure that these indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our financial results.

We intend to develop new products and solutions and expand into new markets, which may not be successful and could harm our operating results.

We intend to selectively expand into new markets and develop new and modified products and solutions based on our existing technologies and engineering capabilities, including the continued expansion of our controlled motion systems and integrated electronics. These efforts have required and will continue to require us to make substantial investments, including significant research, development and engineering expenditures and capital expenditures for new, expanded or improved manufacturing facilities. Specific risks in connection with expanding into new products, solutions, and markets include longer product development cycles, the inability to transfer our quality standards and technology into new products, and the failure of our customers to accept the new or modified products and solutions.

We may experience difficulties that could delay or prevent the successful development of new products or product enhancements under new and existing contracts, and new products and solutions or product enhancements may not be accepted by our customers. In addition, the development expenses we incur may exceed our cost estimates, and new products we develop may not generate sales sufficient to offset our costs. If any of these events occur, our sales and profits could be adversely affected.

Our competitiveness depends on successfully executing our growth initiatives and our global optimization strategies.

We continue to invest in initiatives to support future growth, such as the creation of a more effective corporate structure, implementation of our enterprise resource planning system, launch of a new integrated website, implementation of a structured approach to identify target markets, and the expansion of our AST (continuous improvement initiatives in quality, delivery, and cost). The failure to achieve our objectives on these initiatives could have an adverse effect on our operating results and financial condition. Our global optimization strategy includes localization of our products, solutions, and services to be closer to our customers and identified growth opportunities. Localization of our products and services includes expanding our capabilities, including supply chain and sourcing activities, product design, manufacturing, engineering, marketing and sales and support. These activities expose us to risks, including those related to political and economic uncertainties, transportation delays, labor market disruptions and challenges to protect our intellectual property.

FINANCIAL RISKS

Foreign currency exchange rates may adversely affect our financial results.

Sales and purchases in currencies other than the U.S. dollar expose us to fluctuations in foreign currencies relative to the U.S. dollar and may adversely affect our financial results. Increased strength of the U.S. dollar increases the effective price of our products sold in U.S. dollars into other countries, which may require us to lower our prices or adversely affect sales to the extent we do not increase local currency prices. Decreased strength of the U.S. dollar could adversely affect the cost of materials, products and services we purchase from non-U.S. denominated locations. Sales and expenses of our non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects. The Company also faces exchange rate risk from its investments in subsidiaries owned and operated in foreign countries.

Economic and credit market uncertainty could interrupt our access to capital markets, borrowings, or financial transactions to hedge certain risks, which could adversely affect our financial condition.

To date, we have been able to access debt and equity financing that has allowed us to make investments in growth opportunities and fund working capital requirements. In addition, we enter into financial transactions to hedge certain risks, including foreign exchange and interest rate risk. Our continued access to capital markets, the stability of our lenders and their willingness to support our needs, and the stability of the parties to our financial transactions that hedge risks are essential for us to meet our current and long-term obligations, fund operations, and fund our strategic initiatives. An interruption in our access to external financing or financial transactions to hedge risk could affect our business prospects and financial condition.

Our indebtedness may limit our operations and our use of our cash flow, and any failure to comply with the covenants that apply to our indebtedness could adversely affect our liquidity and financial results.

Our ability to service our indebtedness depends on our financial performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. Our debt level and related debt service obligations can have negative consequences, including requiring us to dedicate significant cash flow from operations to the payment of principal and interest on our debt, which reduces the funds we have available for other purposes such as acquisitions and capital investment; reducing our flexibility in planning for or reacting to changes in our business and market conditions; and exposing us to interest rate risk since a portion of our debt obligations are at variable rates. In addition, certain of our indebtedness will have significant outstanding principal balances on their maturity dates, commonly known as balloon payments. Therefore, we will likely need to refinance at least a portion of our outstanding debt as it matures. We may incur more debt in the future, particularly to finance acquisitions, and there can be no assurance that our cost of funding will not substantially increase.

Our existing credit agreements contain, and any future debt agreements we may enter into may contain, certain financial tests and other covenants that limit our ability to incur indebtedness, pay dividends, acquire other businesses and impose various other restrictions. If we breach any of the covenants and do not obtain a waiver from the lenders, the outstanding indebtedness could be declared immediately due and payable. If we are unable to obtain sufficient capital in the future, we may have to curtail our capital expenditures and other expenses. Any such actions could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Unforeseen exposure to additional income tax liabilities may negatively affect our operating results.

Our distribution of taxable income is subject to domestic tax and, as a result of our significant manufacturing and sales presence in foreign countries, foreign tax. Our effective tax rate may be affected by shifts in our mix of earnings in countries with varying statutory tax rates, changes in reinvested foreign earnings, alterations to tax rates, regulations or interpretations and outcomes of any audits performed on previous tax returns.

Our operating results could fluctuate significantly.

Our quarterly and annual operating results are affected by a wide variety of factors that could materially adversely affect revenues and profitability, including: the timing of customer orders and the deferral or cancellation of orders previously received, the level of orders received which can be shipped in a quarter, fulfilling backlog on a timely basis, competitive pressures on selling prices, changes in the mix of products sold, the unavailability or delays in the receipt of critical inventories, the timing of investments in engineering and development, development of and response to new technologies, and delays in new product qualifications.

As a result of the foregoing and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect our business, financial condition, operating results and stock price.

We may never realize the full value of our substantial intangible assets.

These intangible assets consist primarily of goodwill, customer lists, trade names and technology arising from our acquisitions. Goodwill is not amortized; it is tested at least annually or upon the occurrence of certain events which indicate that the assets may be impaired. Definite lived intangible assets are amortized over their estimated useful lives and are tested for impairment upon the occurrence of certain events which indicate that the assets may be impaired. We may not receive the recorded value for our intangible assets if we sell or liquidate our business or assets. In addition, intangible assets with definite lives will continue to be amortized. Amortization expenses relating to these intangible assets will continue to reduce our future earnings.

Increased healthcare, pension and other costs under the Company's benefit plans could adversely affect the Company's financial condition and results of operations.

We provide health benefits to many of our employees and the costs of providing such benefits continue to increase annually. The amount of any increase or decrease in the cost of Company-sponsored health plans will depend on a number of different factors including new governmental regulations mandating types of coverage and reporting and other requirements.

We also sponsor defined benefit pension, defined contribution pension, and other postretirement benefit plans. Our costs to provide such benefits generally continue to increase annually. We use actuarial valuations to determine the Company's benefit obligations for certain benefit plans, which require the use of significant estimates, including the discount rate, expected long-term rate of return on plan assets, mortality rates and the rates of increase in compensation and health care costs. Changes to these significant estimates could increase the cost of these plans, which could also have a material adverse effect on the Company's financial condition and results of operations.

Failure of our internal controls over financial reporting could limit our ability to report our financial results accurately and timely or prevent fraud.

We believe that effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. If we are unable to detect or correct any issues in the design or operating effectiveness of internal controls over financial reporting or fail to prevent fraud, current and potential customers and shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

Our operating results depend in part on our ability to contain or reduce costs. There is substantial price competition in our industry and upward pressure on material and labor costs. Our success and profitability will depend on our ability to maintain a competitive cost and price structure.

Our efforts to maintain and improve profitability depend in part on our ability to maintain or reduce the costs of materials, components, supplies and labor, including establishing production capabilities at our low cost regional subcontractors. While the failure of any single cost containment effort by itself would most likely not significantly impact our results, we cannot give any assurances that we will be successful in controlling material and labor costs to maintain a competitive cost structure.

There is substantial price competition in our industry, and our success and profitability will depend on our ability to maintain a competitive cost and price structure. We may have to reduce prices in the future to remain competitive. Also, our future profitability will depend in part upon our ability to continue to improve our manufacturing efficiencies and maintain a cost structure that will enable us to offer competitive prices in the face of upward pressure on material and labor costs. Our inability to maintain a competitive cost structure could have a material adverse effect on our business, financial condition and results of operations.

LEGAL AND REGULATORY RISKS

Our international operations expose us to legal and regulatory risks, which could have a material effect on our business.

Our profitability and international operations are, and will continue to be, subject to risks relating to changes in foreign legal and regulatory requirements. In addition, our international operations are governed by various U.S. laws and regulations, including Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other foreign anti-bribery laws. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Any alleged or actual violations of these regulations may subject us to government scrutiny, severe criminal or civil sanctions and other liabilities and could negatively affect our business, reputation, operating results and financial condition.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries. In certain circumstances, export control and economic sanctions regulations or embargos may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory. In addition to government regulations regarding sale and export, we are subject to other regulations regarding our products. For example, the U.S. Securities and Exchange Commission has adopted disclosure rules for companies that use conflict minerals in their products, with substantial supply chain verification requirements in the event that the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These rules and verification requirements impose additional costs on us and on our suppliers, and may limit the sources or increase the cost of materials used in our products. Further, if we are unable to certify that our products are conflict free, we may face challenges with our customers that could place us at a competitive disadvantage, and our reputation may be harmed.

Our inability to adequately enforce and protect our intellectual property or defend against assertions of infringement could prevent or restrict our ability to compete.

We rely on patents, trademarks and proprietary knowledge and technology, both internally developed and acquired, in order to maintain a competitive advantage. Our inability to defend against the unauthorized use of these rights and assets could have an adverse effect on our results of operations and financial condition. Litigation may be necessary to protect our intellectual property rights or defend against claims of infringement. This litigation could result in significant costs and divert our management's focus away from operations.

We are subject to a variety of litigation and other legal and regulatory proceedings in the normal course of our business that could adversely affect our financial results.

We are subject to a variety of litigation and other legal and regulatory proceedings incidental to our business, including claims for damages arising out of the use of products or services and claims relating to intellectual property, employment, tax, commercial disputes, competition, sales and trading practices, environmental, personal injury, insurance coverage, acquisition, as well as regulatory investigations or enforcement. We may also become subject to lawsuits as a result of past or future acquisitions including liabilities retained from, or representations, warranties or indemnities provided in connection with these acquisitions. These lawsuits may include claims for compensatory damages, punitive and consequential damages and/or injunctive relief. The defense of these lawsuits may divert our management's attention, we may incur significant expenses in defending these lawsuits and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial results. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses. We estimate loss contingencies and establish reserves based on our assessment where liability is deemed probable and reasonably estimable given the facts and circumstances known to us at a particular point in time. Subsequent developments may affect our assessment and estimates of the loss contingencies recorded as liabilities. We cannot guarantee that our liabilities in connection with litigation and other legal and regulatory proceedings will not exceed our estimates or adversely affect our financial results and reputation.

Our business is subject to environmental regulations that could negatively affect our operating results.

Our worldwide operations are subject to environmental laws and regulations that impose various environmental controls on the manufacturing, transportation, storage, use and disposal of hazardous chemicals and other materials used in, and hazardous waste produced by the manufacturing of our products. Conditions relating to our historical operations may require expenditures for clean-up in the future and changes in environmental laws and regulations may impose costly compliance requirements on us or otherwise subject us to future liabilities. Additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our products or restricting disposal or transportation of our products may be imposed that may result in higher costs or lower operating results. In addition, we cannot predict the affect that additional or modified environmental regulations may have on us or our customers.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Allient has processes in place to assess, identify, and manage material risks from cybersecurity threats. We regularly undertake audits and evaluations (including to the National Institute of Standards and Technology (NIST) SP 800-171 standards) and enhance our security framework based upon the results of those audits and evaluations. For new associates, and on an annual basis thereafter, we require associates to take security awareness training and conduct on-going phishing recognition training and testing programs.

We have integrated cybersecurity risk management into our enterprise risk management program, and our management, lead by our Global Information Technology Director, regularly review cybersecurity risks. We rely extensively on information technology ("IT") systems for the storage, processing, and transmission of our electronic, business-related information assets used in, or necessary, to conduct business. We leverage our internal information technology infrastructures, and those of our business partners, to enable, sustain, and support our global business activities. In addition, we rely on networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist in conducting our business.

Numerous and evolving cybersecurity threats, including artificial intelligence technologies, pose potential risks to the security of our IT systems, networks and services, as well as the confidentiality, availability and integrity of our technology systems and data. In addition, the laws and regulations governing security of data on IT systems is evolving and adding another layer of complexity in the form of new requirements.

Over the last three years, we have experienced no known cybersecurity breaches that had any impact on our business strategy, operational results, or financial condition. However, as cybersecurity incidents continue to increase in scope, complexity, and frequency, we may be unable to prevent a significant incident in the future which may materially impact our results of operations.

Our cybersecurity program engages third parties when necessary. We continue to make investments to mitigate evolving cybersecurity threats, seeking to address these threats, including monitoring of networks and systems, hiring of experts to evaluate and test our systems, employee training and security policies for employees and third-party providers. All third parties that we use have been vetted and have deep experience and strong reputations in the industry. As such, controls from the third-party vendors have been deemed to be adequate prior to any goods or services having been provided.

Cybersecurity Governance

Management is responsible for the development of all cybersecurity programs, including the monitoring, prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Board receives quarterly updates, and annually reviews, the overall cybersecurity risk management process. The Board and Audit Committee are responsible for information security oversight. Two members of the Company's Board have relevant information security and cybersecurity experience. As part of their oversight, senior leadership meets with the Audit Committee at least annually to discuss information security and cybersecurity matters.

For additional information regarding risks related to information technology and cybersecurity, as well as governance related to managing such risks - see also Item 1.A: Risk Factors.

Item 2. Properties.

As of December 31, 2025, the Company occupies facilities as follows:

Description / Use	Location	Approximate Square Footage	Owned Or Leased
Corporate headquarters and manufacturing facility	Amherst, New York	21,300	Leased
Office and manufacturing facility	Acuna, Mexico	42,000	Leased
Office and manufacturing facility	Arvada, Colorado	15,000	Leased
Office and manufacturing facility	Bellevue, Washington	30,000	Leased
Office and manufacturing facility	Camarillo, California	14,500	Leased
Office and manufacturing facility	Changzhou, China	40,000	Leased
Office and manufacturing facility	Changzhou, China	22,800	Leased
Office	Christchurch, New Zealand	27,000	Leased
Office	Dayton, Ohio	29,000	Owned
Warehouse	Del Rio, Texas	10,000	Leased
Office and manufacturing facility	Dordrecht, The Netherlands	32,000	Leased
Office and manufacturing facility	Dothan, Alabama	88,000	Owned
Office and manufacturing facility	Germantown, Wisconsin	99,000	Leased
Office and manufacturing facilities	Kelheim, Germany	154,000	Leased
Office	Kidderminster, Great Britain	6,200	Leased
Office and manufacturing facility	London, Ontario, Canada	48,500	Leased
Office and manufacturing facility	Loomis, California	3,600	Leased
Office and manufacturing facility	Mrakov, Czechia	42,000	Leased
Office	Oakville, Ontario, Canada	3,500	Leased
Office and manufacturing facility	Oshkosh, Wisconsin	74,000	Owned
Office and manufacturing facility	Owosso, Michigan	85,000	Owned
Office and manufacturing facility	Porto, Portugal	53,000	Owned
Office and manufacturing facility	Reynosa, Mexico	50,000	Leased
Office and manufacturing facility	Rochester, New York	26,500	Leased
Office	Sterling Heights, Michigan	650	Leased
Office and manufacturing facility	Stockholm, Sweden	25,000	Leased
Office and manufacturing facility	Suzhou, China	41,000	Leased
Office and manufacturing facility	Tulsa, Oklahoma	172,000	Leased
Office and manufacturing facility	Watertown, New York	107,000	Owned

The Company's management believes the above-described facilities are adequate to meet the Company's current and foreseeable needs. Operating leases for the Company's properties expire at various times through 2034. Upon the expiration of the Company's current leases, management believes that the Company will be able to secure renewal terms or enter into leases for alterative locations at market terms.

Item 3. Legal Proceedings.

The Company is involved in certain actions that have arisen out of the ordinary course of business. Management believes that resolution of the actions will not have a significant adverse effect on the Company's consolidated financial statements.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Allient's common stock is listed on the Nasdaq Global Market System and trades under the symbol ALNT. The number of holders of record as reported by the Company's transfer agent of the Company's common stock as of the close of business on March 5, 2026 was 173.

Dividends

During 2025 and 2024, we declared regular quarterly cash dividends on our common stock. We paid $0.03 in each quarter of 2025 and 2024. While it is our current intention to pay regular quarterly cash dividends, any decision to pay future cash dividends will be made by our Board and will depend on our earnings, financial condition and other factors.

Performance Graph

The following performance graph and tables reflect the five year change in the Company's cumulative total stockholder return on Common Stock as compared with the cumulative total return of the NASDAQ Stock Market Index and our custom Peer Group for a $100 investment made on December 31, 2020, including reinvestment of any dividends.



	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Allient Inc.	$ 100.00	$ 107.39	$ 102.77	$ 89.50	$ 72.26	$ 160.50
NASDAQ (U.S.)	$ 100.00	$ 122.18	$ 82.43	$ 119.22	$ 154.48	$ 187.14
Peer Group	$ 100.00	$ 116.13	$ 98.14	$ 137.51	$ 148.41	$ 166.84

The Peer Group in the above graph includes the following stocks: LSI Industries, Moog, Inc., Onto Innovation, Preformed Line, Proto Labs, Inc., Helios Tech Inc., Thermon Group, Altra Industrial Motion, Astronics Corporation, AeroVironment, Inc., Columbus McKinnon, Franklin Electric, and Novanta, Inc.

Issuer Purchases of Equity Securities

Period	Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
10/01/25 to 10/31/25	—	$ —	—	—
11/01/25 to 11/30/25	294	52.39	—	—
12/01/25 to 12/31/25	4,745	53.94	—	—
Total	5,039	$ 53.85	—	—

(1) As permitted under the Company's equity compensation plan, these shares were withheld by the Company to satisfy tax withholding obligations for employees in connection with the vesting of stock. Shares withheld for tax withholding obligations do not affect the total number of shares available for repurchase under any approved common stock repurchase plan. At December 31, 2025, the Company did not have an authorized stock repurchase plan in place.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Amounts presented in Item 7 are in thousands, except per share data.

Overview

We are a global company that designs, manufactures, and sells precision and specialty-controlled motion products and solutions used in a broad range of industries. Our target markets include Industrial, Vehicle, Medical, and Aerospace & Defense (A&D). We are headquartered in Amherst, NY, and have operations in the United States, Canada, Mexico, Europe, and Asia-Pacific. We are known worldwide for our expertise in electro-magnetic, mechanical, and electronic motion technology. We sell component and integrated controlled motion solutions to end customers and OEMs through our own direct sales force and authorized manufacturers' representatives and distributors. Our products include nano precision positioning systems, servo control systems, motion controllers, digital servo amplifiers and drives, brushless servo, torque, and coreless motors, brush motors, integrated motor-drives, gear motors, gearing, incremental and absolute optical encoders, active (electronic) and passive (magnetic) filters for power quality and harmonic issues, Industrial safety rated input/output Modules, Universal Industrial Communications Gateways, light-weighting technologies, and other controlled motion-related products.

Financial Overview

Highlights for our fiscal year ended December 31, 2025, include:

- Revenue was $554,478 for 2025 compared with $529,968 in 2024. Strong results in the Industrial market was driven by increased demand in power quality solutions supporting data center infrastructure. This is partially offset by decreases in Vehicle due to reduced demand in power sports and truck applications. Sales to U.S. customers were 55% of total sales for each of 2025 and 2024, with the balance of sales to customers primarily in Europe, Canada and Asia-Pacific.

- Gross profit was $181,709 for 2025, a 10% increase from $165,691 in 2024. As a percentage of revenue, gross margin increased 150 basis points to 32.8% in 2025 from 31.3% in 2024. Gross profit and gross margin percentage were impacted favorably by higher sales volume, improved product mix, and operational improvements driven by our Simplify to Accelerate NOW strategy.

- Operating income was $43,985 for 2025 compared with $30,038 for 2024, or 7.9% and 5.7% of revenue in 2025 and 2024, respectively.

- Net income was $22,034 for 2025, or $1.32 per diluted share, compared with $13,166, or $0.79 per diluted share, for 2024. Net income was 70% higher in 2025 compared to 2024, and earnings per diluted share increased by 70% as compared to 2024.

- Bookings were $550,864 for 2025 compared with $480,031 for 2024, an increase of 15%. Increases in bookings are primarily due to increasing demand at certain customers, primarily power quality solutions supporting data center infrastructure throughout 2025. Backlog as of December 31, 2025 was $232,925, an increase of 1% from $230,788 at year end 2024.

- Debt of $180,389, net of cash of $40,705, decreased by $48,391 to $139,684 at December 31, 2025 from debt of $224,177, net of cash of $36,102 of $188,075 at December 31, 2024, primarily as a result of payments made on debt from cash flows generated by operations.

- We declared and paid a dividend of $0.03 in each quarter of 2025 and 2024, pursuant to our quarterly dividend program. Dividends to shareholders for 2025 and 2024 were each $0.12 per share. The dividend payout ratio was 9% and 15% for 2025 and 2024, respectively when compared with the diluted earnings per share of $1.32 and $0.79, respectively.

We remain focused on executing our strategy for growth while streamlining the organization and emphasizing continuous improvement in quality, delivery, cost and innovation as we drive the One Allient approach and expand our value proposition for our customers. Solid strides continue to be made with our multi-product, fully integrated solutions that are leading to increased business. Also, we continue to build a pipeline of exciting market-based application opportunities. Sales cycles are long and the time from being selected for the solution development to full rate production can be longer, yet we believe we continue to build a scalable foundation which can deliver strong returns on those investments.

Our Strategy

Our growth strategy is focused on becoming a leading global controlled motion solution provider in our selected target markets by further developing our products and services platform to utilize multiple Allient technologies which create increased value solutions for our customers. Our strategy further defines Allient as being a "technology/know-how" driven company and to be successful, we continue to invest in our areas of excellence.

We have set growth targets for our Company and we will focus and align our resources to meet those targets. First and foremost, we invest in our people as we believe that attracting and retaining the right people is the most important element in our strategy. We will continue to invest significantly in applied and design engineering resources.

Our strategic focus is addressing the critical issues that we believe are necessary to meet the stated long-term goals and objectives of the Company. The majority of the critical issues are focused on growth and profitability initiatives for the Company.

One of these initiatives includes product line platform development and rationalization to meet the emerging needs of our target markets. Our platform development emphasizes a combination of our technologies to create increased value solutions for our customers while seeking operating efficiencies. The emphasis on new opportunities has evolved from being an individual component provider to becoming a solutions provider whereby the new opportunities utilize multiple Allient technologies in a system solution approach. We believe this approach will allow us to provide increased value to our customers and improved margins for our Company and are demonstrated in our acquisitions completed in previous years. Our strong financial condition, along with AST continuous improvement initiatives in quality, delivery, and cost allow us to have a positive outlook for the continued long-term growth of our Company.

Outlook for 2026

In 2025, we successfully executed on our strategic initiatives, delivering improved margins, stronger cash flow, and enhanced balance sheet flexibility. Strength in industrial automation and power quality solutions supporting data center infrastructure, combined with the disciplined execution of structural cost and margin improvements from our Simplify to Accelerate NOW program, have yielded durable margin expansion.

Allient is an applied technology/know-how company, and to grow, we will continue to invest in the technical resources to ensure we can execute on our mantra to "*create game changing solutions that adds tangible value for our customers*".

As we look into 2026, while we remain mindful of macroeconomics variability in certain end markets, our diversified portfolio, improved cost structure and enhanced financial flexibility support disciplined growth and long-term value creation.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). We make estimates and assumptions in the preparation of our consolidated financial statements that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. We base our estimates and judgments upon historical experience and other factors that are believed to be reasonable under the circumstances. Changes in estimates or assumptions could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements. This listing is not a comprehensive list of all of our accounting policies. For further information regarding the application of these and other accounting policies, See Note 1, *Business and Summary of Significant Accounting Policies* of the notes to consolidated financial statements contained in Item 8 of this report for additional information.

The Company's critical accounting policies and estimates include:

Revenue Recognition

The Company considers control of most products to transfer at a single point in time when control is transferred to the customer, generally when the products are shipped in accordance with an agreement and/or purchase order. Control is defined as the ability to direct the use of and obtain substantially all of the remaining benefits of the product. The Company satisfies its performance obligations under a contract with a customer by transferring goods and services generally in exchange for monetary consideration from the customer. The Company considers the customer's purchase order, and the Company's corresponding sales order acknowledgment as the contract with the customer. In the normal course of business, the Company does not accept product returns unless the item is defective as manufactured. The Company establishes provisions for estimated returns and warranties. All contracts include a standard warranty clause to guarantee that the product complies with agreed specifications.

Inventories

Inventories are measured on a first-in, first-out basis at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory costing requires complex calculations that include assumptions for overhead absorption, scrap, sample calculations, manufacturing yield estimates, costs to sell, and the determination of which costs may be capitalized. The Company's estimate of the appropriate amount of obsolete or excess inventory, as well as inventory that is not of saleable quality, uses certain inputs and involves judgment. Such inputs include data associated with historic trends, the demand forecast for inventory on-hand which includes customer orders, and item specific estimates about the timing or level of demand for a specific part.

Historically, our inventory adjustment has been adequate to cover our losses. However, variations in methods or assumptions could have a material impact on our results. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory write-downs or expense a greater amount of overhead costs, which would negatively impact our net income. As of December 31, 2025, we have $109,198 of inventory recorded on our consolidated balance sheet, representing approximately 19% of total assets. A 1% write-down of our inventory would decrease our 2025 net income by approximately $850, or $0.05 per diluted share.

Evaluation of Goodwill for impairment

We test the reporting unit's goodwill for impairment as of October 31st of each fiscal year and between annual tests if an event occurs or circumstances change that may indicate that the fair value of the reporting unit is below its carrying value. In conducting this annual impairment test, we may first perform a qualitative assessment of whether it is more-likely-than not that the reporting unit's fair value is less than its carrying value. If we determine that it is not more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, no further goodwill impairment testing is required. If it is more-likely-than-not that the reporting unit's fair value is less than its carrying value, or if we elect not to perform a qualitative assessment of a reporting unit, a quantitative analysis is performed, in which the fair value of the reporting unit is compared to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized equal to the excess, limited to the amount of goodwill allocated to that reporting unit.

We performed a qualitative assessment of our single reporting unit as of October 31, 2025. As part of this analysis, we evaluated factors including, but not limited to, our market capitalization and stock price performance, macro-economic conditions, market and industry conditions, cost factors, the competitive environment, and the operational stability and overall financial performance of our reporting unit. The assessment indicated that it was more-likely-than-not that the fair value of our reporting unit exceeded its carrying amount, and as such, a quantitative assessment was not performed.

We do not believe that our reporting unit is at risk for impairment. However, changes to the factors considered above could affect the estimated fair value of our reporting unit and could result in a goodwill impairment charge in a future period. As of December 31, 2025, we have $134,332 of goodwill recorded on our consolidated balance sheet, representing approximately 23% of total assets. A 1% write-down of our goodwill would decrease our 2025 net income by approximately $1,000, or $0.06 per diluted share.

Business Combinations

The Company allocates the purchase price of an acquired company, including when applicable, the acquisition date fair value of contingent consideration between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Third party appraisal firms and other consultants are engaged to assist management in determining the fair values of certain assets acquired and liabilities assumed. Estimating fair values requires significant judgments, estimates and assumptions, including but not limited to: discount rates, future cash flows and the economic lives of trade names, technology, customer relationships, and property, plant and equipment. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Impact of Recently Issued Accounting Pronouncements

In the normal course of business, we evaluate all new accounting pronouncements issued by the Financial Accounting Standards Board ("FASB"), Securities and Exchange Commission ("SEC"), Emerging Issues Task Force ("EITF") or other authoritative accounting bodies to determine the potential impact they may have on our consolidated financial statements. See Note 1, *Business and Summary of Significant Accounting Policies* of the notes to consolidated financial statements contained in Item 8 of this report for additional information about these recently issued accounting standards and their potential impact on our financial condition or results of operations.

Operating Results

The following discussion is a comparison between fiscal year 2025 and fiscal year 2024 results. For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 5, 2025.

Year 2025 compared to 2024

(Dollars in thousands, except per share data)	For the year ended December 31, 2025	For the year ended December 31, 2024	2025 vs. 2024 Variance $	2025 vs. 2024 Variance %
Revenues	$ 554,478	$ 529,968	$ 24,510	5 %
Cost of goods sold	372,769	364,277	8,492	2 %
Gross profit	181,709	165,691	16,018	10 %
Gross margin percentage	32.8 %	31.3 %		
Operating costs and expenses:				
Selling	24,524	25,310	(786)	(3)%
General and administrative	57,853	55,669	2,184	4 %
Engineering and development	38,836	39,761	(925)	(2)%
Acquisition and integration-related costs	47	445	(398)	(89)%
Restructuring and business realignment costs	3,993	1,971	2,022	103 %
Amortization of intangible assets	12,471	12,497	(26)	— %
Total operating costs and expenses	137,724	135,653	2,071	2 %
Operating income	43,985	30,038	13,947	46 %
Interest expense	13,175	13,296	(121)	(1)%
Other expense (income), net	2,076	(116)	2,192	NM %
Total other expense, net	15,251	13,180	2,071	16 %
Income before income taxes	28,734	16,858	11,876	70 %
Income tax provision	(6,700)	(3,692)	(3,008)	81 %
Net income	$ 22,034	$ 13,166	$ 8,868	67 %
Effective tax rate	23.3 %	21.9 %		
Diluted earnings per share	$ 1.32	$ 0.79	$ 0.53	67 %
Bookings	$ 550,864	$ 480,031	$ 70,833	15 %
Backlog	$ 232,925	$ 230,788	$ 2,137	1 %

REVENUES: The increase in revenues for 2025 reflects increases within certain target markets, most significantly in Industrial and Aerospace and Defense. Increases in revenues compared to the prior year period are largely impacted by increased demand in power quality solutions supporting data center infrastructure. Our sales for 2025 were comprised of 55% to U.S. customers and 45% to customers primarily in Europe, Canada and Asia-Pacific. The overall increase in revenue was primarily due to a 3.5% volume increase and a favorable 1.2% foreign currency impact. See information included in "Non – GAAP Measures" below for a discussion of the non-GAAP measure and reconciliation of revenue to revenue excluding foreign currency impacts.

ORDER BOOKINGS AND BACKLOG: The 15% increase in orders in 2025 compared to 2024 is due to an 13.4% increase in volume and a favorable 1.3% foreign currency impact. Increases in bookings are primarily due to increasing demand at certain customers, primarily power quality solutions supporting data center infrastructure throughout 2025.

GROSS PROFIT AND GROSS MARGIN: Gross margins increased to 32.8% for 2025, compared to 31.3% for 2024. Gross profit and gross margin percentage were impacted favorably by higher sales volume, improved product mix, and operational improvements driven by our Simplify to Accelerate NOW strategy.

SELLING EXPENSES: Selling expenses decreased 3% during 2025 compared to 2024 primarily due to the mix of sales with commissions. Selling expenses as a percentage of revenues were 4% and 5% during 2025 and 2024, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expenses increased by 4% during 2025 compared to 2024 due to higher incentive compensation, offset partially by cost reduction actions taken reflecting our Simplify to Accelerate NOW strategy. As a percentage of revenues, general and administrative expenses were 10% and 11% in 2025 and 2024, respectively.

ENGINEERING AND DEVELOPMENT EXPENSES: Engineering and development expenses decreased by 2% in 2025 compared to 2024. The decrease reflects the cost reduction actions taken as part of our Simplify to Accelerate NOW strategy. As a percentage of revenues, engineering and development expenses were 7% and 8% for the years ended December 31, 2025 and 2024, respectively.

ACQUISITION AND INTEGRATION-RELATED COSTS: Acquisition and integration-related costs were not significant in the current and prior year period.

RESTRUCTURING AND BUSINESS REALIGNMENT COSTS: Restructuring and business realignment costs increased in the year ended December 31, 2025 compared to 2024 reflecting costs primarily associated with the transfer of assembly operations from our Dothan, Alabama facility in 2025 and timing of other Simplify to Accelerate NOW actions as compared with the prior year.

AMORTIZATION OF INTANGIBLE ASSETS: Amortization of intangible assets remained flat in 2025 compared to 2024.

INTEREST EXPENSE: Interest expense decreased by 1% in 2025 compared to 2024 primarily due to lower average debt balances, offset partially by higher interest rates, which are mitigated in part by the impact of interest rate swaps.

INCOME TAXES: For 2025 and 2024, the effective income tax rate was 23.3% and 21.9%, respectively. The effective rate differs from the statutory rate primarily due to state income taxes, the impact of foreign tax provisions in the U.S., foreign tax rate differences, section 162(m) compensation limits, the benefit of Research and Development tax credits and incentives and withholding taxes on foreign distributions. The effective tax rate for 2025 was higher than the effective tax rate for 2024 primarily due to increases due to impacts of section 162(m) compensation limits, withholding taxes on foreign distributions, and the impact of the mix of foreign and domestic income, partially offset by increases in certain credits and incentives and the realization of certain deferred income tax assets that had been reserved in prior years.

NET INCOME AND ADJUSTED NET INCOME: Net income increased during 2025 compared to 2024, primarily due to operating income increases, reflecting increased revenues and higher gross margin, offset partially by increases in operating expenses.

Adjusted net income for the years ended December 31, 2025 and 2024 was $36,274 and $24,679, respectively. Adjusted diluted earnings per share for 2025 and 2024 were $2.17 and $1.49, respectively. Adjusted net income and adjusted diluted earnings per share are non-GAAP measures. See information included in "Non–GAAP Measures" below for a discussion of the non-GAAP measure and reconciliation of net income to Adjusted net income and diluted earnings per share to Adjusted diluted earnings per share.

EBITDA AND ADJUSTED EBITDA: EBITDA was $67,316 for 2025 compared to $56,045 for 2024. Adjusted EBITDA was $76,865 and $62,525 for 2025 and 2024, respectively. EBITDA and Adjusted EBITDA are non-GAAP measures. EBITDA consists of income before interest expense, provision for income taxes, and depreciation and amortization. Adjusted EBITDA also excludes stock-based compensation expense, foreign currency gain/loss and certain other items. Refer to information included in "Non-GAAP Measures" below for a discussion of the non-GAAP measure and a reconciliation of net income to EBITDA and Adjusted EBITDA.

Non-GAAP Measures

Organic growth, EBITDA, Adjusted EBITDA, Adjusted net income and Adjusted diluted earnings per share are provided for information purposes only and are not measures of financial performance under GAAP.

Management believes the presentation of these financial measures reflecting non-GAAP adjustments provides important supplemental information to investors and other users of our financial statements in evaluating the operating results of the Company as distinct from results that include items that are not indicative of ongoing operating results. In particular, those charges and credits that are not directly related to operating unit performance, and that are not a helpful measure of the performance of our underlying business particularly in light of their unpredictable nature. These non-GAAP disclosures have limitations as analytical tools, should not be viewed as a substitute for revenue and net income determined in accordance with GAAP, and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies. In addition, the supplemental presentation should not be construed as an inference that the Company's future results will be unaffected by similar adjustments to net income determined in accordance with GAAP. Organic revenue is reported revenues adjusted for the impact of foreign currency and the revenue contribution from acquisitions.

The Company believes that revenue excluding foreign currency exchange impacts is a useful measure in analyzing sales results. The Company excludes the effect of currency translation from revenue for this measure because currency translation is not under management's control, is subject to volatility and can obscure underlying business trends. The portion of revenue attributable to currency translation is calculated as the difference between the current period revenue and the current period revenue after applying foreign exchange rates from the prior period.

The Company believes EBITDA is often a useful measure of a Company's operating performance and is a significant basis used by the Company's management to measure the operating performance of the Company's business because EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our debt financings, acquisitions, as well as our provision for income tax expense. EBITDA is frequently used as one of the bases for comparing businesses in the Company's industry.

The Company also believes that Adjusted EBITDA provides helpful information about the operating performance of its business. Adjusted EBITDA excludes stock-based compensation expense, as well as acquisition and integration-related costs, restructuring and business realignment costs, foreign currency gains/losses on short-term assets and liabilities, and other items that are not indicative of the Company's core operating performance. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net income, operating income, net cash provided by operating activities or any other measure for determining operating performance or liquidity that is calculated in accordance with GAAP.

Management uses Adjusted net income and Adjusted diluted earnings per share to assess the Company's consolidated financial and operating performance. Adjusted net income and Adjusted diluted earnings per share are provided for informational purposes only and are not a measure of financial performance under GAAP. These measures help management make decisions that are expected to facilitate meeting current financial goals as well as achieving optimal financial performance. Adjusted net income provides management with a measure of financial performance of the Company based on operational factors as it removes the impact of certain non-routine items from the Company's operating results. Adjusted diluted earnings per share provides management with an indication of how Adjusted net income would be reflected on a per share basis for comparison to the GAAP diluted earnings per share measure. Adjusted net income is a key metric used by senior management and the Company's Board of Directors to review the consolidated financial performance of the business. This measure adjusts net income determined in accordance with GAAP to reflect changes in financial results associated with the highlighted expense and income items. Organic growth is reported revenues adjusted for the impact of foreign currency and the revenue contribution from acquisitions.

The Company's calculation of revenue excluding foreign currency exchange impacts for the year ended December 31, 2025 is as follows:

	Year ended December 31, 2025
Revenue as reported	$ 554,478
Foreign currency impact - (favorable) / unfavorable	(6,481)
Revenue excluding foreign currency exchange impacts	$ 547,997

The Company's calculation of organic growth for 2025 is as follows:

	Year ended December 31, 2025
Revenue change over prior year	4.6 %
Less: Impact of acquisitions and foreign currency	(1.4)
Organic growth	3.2 %

The Company's calculation of EBITDA and Adjusted EBITDA for 2025 and 2024 is as follows (in thousands):

	Year ended December 31,	
	2025	2024
Net income as reported	$ 22,034	$ 13,166
Interest expense	13,175	13,296
Provision for income tax	6,700	3,692
Depreciation and amortization	25,407	25,891
EBITDA	67,316	56,045
Stock-based compensation expense	3,430	4,147
Acquisition and integration-related costs	47	445
Restructuring and business realignment costs	3,993	1,971
Foreign currency loss (gain)	2,079	(83)
Adjusted EBITDA	$ 76,865	$ 62,525

The Company's calculation of Adjusted net income and Adjusted diluted earnings per share for years ended December 31, 2025 and 2024 is as follows (in thousands, except per share data):

	For the year ended December 31,			
	2025	Per diluted share	2024	Per diluted share
Net income as reported	$ 22,034	$ 1.32	$ 13,166	$ 0.79
Non-GAAP adjustments, net of tax (1)				
Amortization of intangible assets – net	9,553	0.57	9,726	0.59
Foreign currency loss (gain) – net	1,592	0.10	(64)	—
Acquisition and integration-related costs – net	36	—	340	0.02
Restructuring and business realignment costs – net	3,059	0.18	1,511	0.09
Non-GAAP adjusted net income and adjusted diluted earnings per share	$ 36,274	$ 2.17	$ 24,679	$ 1.49

(1) Applies a blended federal, state, and foreign tax rate of approximately 23% in 2025 and 2024 applicable to the non-GAAP adjustments.

Liquidity and Capital Resources

The Company's liquidity position as measured by cash and cash equivalents increased by $4,603 to a balance of $40,705 at December 31, 2025 from 2024.

(in thousands):	Year Ended December 31,		2025 vs. 2024
	2025	2024	$
Net cash provided by operating activities	$ 56,675	$ 41,850	$ 14,825
Net cash used in investing activities	(6,989)	(34,914)	27,925
Net cash used in financing activities	(47,696)	(843)	(46,853)
Effect of foreign exchange rates on cash	2,613	(1,892)	4,505
Net increase in cash and cash equivalents	$ 4,603	$ 4,201	$ 402

Of the $40,705 cash and cash equivalents on hand at December 31, 2025, $36,662 was located at our foreign subsidiaries and may be subject to withholding tax if repatriated to the U.S.

During 2025, the cash provided by operating activities increased from 2024 primarily due to increases in cash due to an increase in net income, as well as changes in accounts payable, and accrued liabilities, offset partially by decreases in cash due to changes in accounts receivable and inventory.

The cash used in investing activities in 2025 decreased as compared with 2024 due to $20,000 in cash paid for the acquisition of SNC in 2024, as well as a decrease in capital expenditures of $2,496. The Company expects 2026 capital expenditures to be approximately $10,000 to $12,000.

Cash used in financing activities in 2025 as compared to cash used in financing activities in 2024 reflects the borrowings of $20,000 from the Amended Revolving Facility to fund the SNC acquisition and the $50,000 of fixed-rate Notes issued in March 2024 that were used to pay down the Revolving Facility. Debt repayments, excluding the pay down on the Revolving Facility of $50,000 from the Notes issuance, of $44,448 and $18,433 were made during 2025 and 2024, respectively. At December 31, 2025, the Company had $124,962 of obligations under the Amended Revolving Facility, excluding deferred financing costs and $50,000 for the Notes issued in March 2024.

The Amended Credit Agreement includes covenants and restrictions that limit the Company's ability to incur additional indebtedness, make certain investments, create, incur or assume certain liens, merge, consolidate or sell all or substantially all of its assets and enter into transactions with an affiliate of the Company on other than an arms' length transaction. These covenants, which are described more fully in the Amended Credit Agreement, to which reference is made for a complete statement of the covenants, are subject to certain exceptions. Financial covenants under the 2024 Credit and Note Payable Agreements require the Company to maintain a minimum interest coverage ratio of at least 3.0:1.0 at the end of each fiscal quarter. In addition, the Company's Leverage Ratio at the end of any fiscal quarter shall not be greater than 4.25:1.0 through December 31, 2024 or greater than 3.75 to 1.0 as of the end of any fiscal quarter thereafter; provided that the Company may elect to temporarily increase the Leverage Ratio by 0.5:1.0 following a material acquisition under the 2024 Credit and Note Payable Agreements. The 2024 Credit and Note Payable Agreements also include covenants and restrictions that limit the Company's ability to incur additional indebtedness, merge, consolidate or sell all or substantially all of its assets and enter into transactions with an affiliate of the Company on other than an arms' length transaction. These covenants, which are described more fully in the 2024 Credit and Note Payable Agreements, to which reference is made for a complete statement of the covenants, are subject to certain exceptions. The Company was in compliance with all covenants at December 31, 2025 as well as at each quarter end during 2025.

As of December 31, 2025, the unused Amended Revolving Facility was $155,038. Additionally, the Company has a $150,000 fixed-rate private shelf facility, under which $50,000 of borrowings are outstanding at December 31, 2025. The amount available to borrow may be lower and may vary from period to period based upon our debt and EBITDA levels, which impacts our covenant calculations. The Amended Credit Agreement matures in March 2029.

On October 22, 2024, the Company entered into a Second Amendment to the Third Amended and Restated Credit Agreement and a Second Amendment to the Note Purchase and Private Shelf Agreement (collectively, the "October 2024 Credit and Note Payable Amendments"). These amendments include provisions to increase the maximum Leverage Ratio to 4.5:1.0 for the quarters ending March 31, 2025 and June 30, 2025, 4.0:1.0 for the quarter ending September 30, 2025, and returning to 3.75:1.0 for the quarter ending December 31, 2025 and thereafter. From January 1, 2025 through September 30, 2025, borrowings under the Revolving Facility bore interest at Term SOFR plus a margin of 2.50% and a commitment fee of 0.325% on the unused portion of the Revolving Facility. Also, from October 1, 2024 through September 30, 2025, the Series A Notes bore interest at 6.46%.

The Company declared dividends, in total, of $0.12 per share during 2025 and 2024. The Company's working capital, capital expenditure and dividend requirements are expected to be funded from cash provided by operations and amounts available under the Amended Credit Agreement (refer to Note 7, *Debt Obligations*, of the notes to consolidated financial statements for definition and terms).

We believe our diverse markets, our strong market position in many of our businesses, and the steps we have taken to strengthen our balance sheet, such as retaining cash to support shorter term needs and amending our revolving credit facility leaves us well-positioned to manage our business. We continually assess our liquidity and cash positions taking geopolitical and other uncertainties into consideration. Based on our analysis, we believe our existing balances of cash, our currently anticipated operating cash flows, and our available financing under agreements in place will be more than sufficient to meet our cash needs arising in the ordinary course of business for the next twelve months.

Item 7A. Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency

We have international operations in The Netherlands, Sweden, Germany, China, Portugal, Canada, Czech Republic, Mexico, the United Kingdom and New Zealand which expose us to foreign currency exchange rate fluctuations due to transactions denominated in Euros, Swedish Krona, Chinese Renminbi, Canadian dollar, Czech Krona, Mexican pesos, British Pound Sterling, and New Zealand dollar, respectively. We continuously evaluate our foreign currency risk and we take action from time to time in order to best mitigate these risks. A hypothetical 10% change in the value of the U.S. dollar in relation to our most significant foreign currency exposures would have had an impact of approximately $24,126 on our 2025 sales. This amount is not indicative of the hypothetical net earnings impact due to partially offsetting impacts on cost of sales and operating expenses in those currencies. We estimate that foreign currency exchange rate fluctuations increased sales in 2025 compared to 2024 by approximately $6,481.

We translate all assets and liabilities of our foreign operations, where the U.S. dollar is not the functional currency, at the period-end exchange rate and translate sales and expenses at the average exchange rates in effect during the period. The net effect of these translation adjustments is recorded in the consolidated financial statements as comprehensive income (loss). The translation adjustment was a gain of $14,759 and a loss of $12,033 for the years ended December 31, 2025 and 2024, respectively. Translation adjustments are not adjusted for income taxes as they relate to permanent investments in our foreign subsidiaries. A hypothetical 10% change in the value of the U.S. dollar in relation to our most significant foreign currency net assets would have had an impact of approximately $16,373 on our foreign net assets as of December 31, 2025.

We have contracts to hedge our short-term balance sheet exposure, primarily intercompany, that are denominated in currencies (Euro, Mexican Peso, Canadian Dollar, New Zealand Dollar, Chinese Renminbi, Swedish Krona) other than the subsidiary's functional currency and are adjusted to current values using period-end exchange rates. The resulting gains or losses are recorded in other expense (income), net in the consolidated statements of income and comprehensive income. To minimize foreign currency exposure, the Company had foreign currency contracts with notional amounts of $26,033 and $30,945 at December 31, 2025 and 2024, respectively. The foreign currency contracts are recorded in the consolidated balance sheets at fair value and resulting gains or losses are recorded in other expense (income), net in the consolidated statements of income and comprehensive income. During the years ended December 31, 2025 and 2024, we recorded a gain of $481 and a loss of $1,749, respectively, which is included in other expense (income), net and generally offset the gains or losses from the foreign currency adjustments on the intercompany balances that are also included in other expense (income), net. Net foreign currency transaction gains and losses included in total other expense (income), net amounted to a loss of $2,078 and a gain of $85 in 2025 and 2024, respectively.

Interest Rates

The Series A Notes under our 2024 Note Payable Agreement will bear interest at a fixed rate 5.96% and will mature on March 21, 2031. Interest on the Notes will be payable quarterly on the 21st day of March, June, September and December in each year, commencing on June 21, 2024. As amended on October 22, 2024, the Series A Notes bore interest at 6.46% from October 1, 2024 through September 30, 2025. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Interest rates on our Credit Facility are based on Term SOFR plus a margin of 1.25% to 2.50% (1.75% at December 31, 2025), depending on the Company's ratio of total funded indebtedness to consolidated EBITDA. As amended on October 22, 2024, borrowings under the Credit Facility bore interest at Term SOFR plus a margin of 2.50% from January 1, 2025 through September 30, 2025. We use interest rate derivatives to add stability to interest expense and to manage our exposure to interest rate movements. We primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. In March 2020, the Company entered into two interest rate swaps with a combined notional amount of $20,000 that increased to $60,000 in March 2022 and matured in December 2024. In March 2022 the Company entered into an additional interest rate swap with a notional amount of $40,000 that matures in December 2026. In September 2024, the Company entered into an additional interest rate swap with a notional amount of $50,000 that matures in September 2027.

As of December 31, 2025, we had $124,962 outstanding under the Amended Revolving Facility (excluding deferred financing fees), of which $90,000 is currently being hedged. Refer to Note 7, *Debt Obligations*, of the notes to consolidated financial statements for additional information about our outstanding debt. A hypothetical one percentage point (100 basis points) change in the Base Rate on the $34,962 of unhedged floating rate debt outstanding at December 31, 2025 would have an impact of approximately $350 on our interest expense for 2025.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Allient Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allient Inc. and subsidiaries (the "Company") as of December 31, 2025 and December 31, 2024, the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories – Refer to Note 1 to the financial statements

Critical Audit Matter Description

Inventories are measured on a first-in, first-out basis at the lower of cost or net realizable value. The valuation of inventory requires the Company to estimate obsolete or excess inventory, as well as inventory that is not of saleable quality. The Company's estimate of the appropriate amount of obsolete or excess inventory, as well as inventory that is not of saleable quality, uses certain inputs and involves judgment. Such inputs include data associated with historic trends, the demand forecast for inventory on-hand which includes customer orders, and item specific estimates about the timing or level of demand for a specific part.

We identified the estimate of obsolete or excess inventory, as well as inventory that is not of saleable quality, as a critical audit matter because of the significant amount of judgment required by management when evaluating the assumptions for item specific estimates about the timing or level of demand for a specific part. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the item specific estimates about the timing or level of demand for a specific part.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of obsolete or excess inventory, as well as inventory that is not of saleable quality, included the following, among others:

- We tested the effectiveness of internal controls over management's review of the periodic calculation of the valuation for obsolete or excess inventory, as well as inventory that is not of saleable quality.

- We tested management's process for determining the valuation of inventory, including:

  o Evaluating the appropriateness of specified inputs supporting management's estimate, including the historic inventory trends and the forecasts.

  o Evaluating whether the appropriateness of management's methodology and assumptions used in developing the estimate are reasonable and consistent with the nature of the inventory, including the evaluation of item specific estimates about the timing or level of demand for a specific part.

  o Evaluating management's ability to accurately estimate obsolete or excess inventory, as well as inventory that is not of saleable quality by comparing actual results to management's historical estimates.

  o Considering events and trends discussed in industry and analyst reports and disclosed in recent press releases from the Company's major customers (including financial information) when evaluating the reasonableness of their assumptions. In addition, we also considered any changes within the business including restructuring events and strategic changes.

/s/Deloitte & Touche, LLP

Williamsville, NY
March 5, 2026

We have served as the Company's auditor since 2018.

ALLIENT INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,	
	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 40,705	$ 36,102
Trade receivables, net of provision for credit losses of $887 and $1,628 at December 31, 2025 and December 31, 2024, respectively	88,775	78,774
Inventories	109,198	111,517
Prepaid expenses and other assets	14,759	11,187
Total current assets	253,437	237,580
Property, plant, and equipment, net	61,771	65,685
Deferred income taxes	10,509	9,116
Intangible assets, net	88,391	99,671
Goodwill	134,332	131,789
Operating lease assets	21,030	23,748
Other long-term assets	8,125	8,192
Total Assets	$ 577,595	$ 575,781
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 28,433	$ 27,156
Accrued liabilities	40,890	30,221
Total current liabilities	69,323	57,377
Long-term debt	180,389	224,177
Deferred income taxes	3,241	3,642
Pension and post-retirement obligations	1,239	1,667
Operating lease liabilities	16,431	19,417
Other long-term liabilities	5,517	4,647
Total liabilities	276,140	310,927
Commitments and contingencies (Note 11)		
Stockholders' Equity:		
Common stock, no par value, authorized 50,000 shares; 16,936 and 16,810 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	113,936	111,024
Preferred stock, par value $1.00 per share, authorized 5,000 shares; no shares issued or outstanding	—	—
Retained earnings	197,046	177,013
Accumulated other comprehensive loss	(9,527)	(23,183)
Total stockholders' equity	301,455	264,854
Total Liabilities and Stockholders' Equity	$ 577,595	$ 575,781

See accompanying notes to consolidated financial statements.

ALLIENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except per share data)

	For the year ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Revenues	$ 554,478	$ 529,968	$ 578,634
Cost of goods sold	372,769	364,277	394,951
Gross profit	181,709	165,691	183,683
Operating costs and expenses:			
Selling	24,524	25,310	24,713
General and administrative	57,853	55,669	58,403
Engineering and development	38,836	39,761	41,665
Acquisition and integration-related costs	47	445	2,958
Restructuring and business realignment costs	3,993	1,971	1,317
Amortization of intangible assets	12,471	12,497	12,313
Total operating costs and expenses	137,724	135,653	141,369
Operating income	43,985	30,038	42,314
Other expense, net:			
Interest expense	13,175	13,296	12,383
Other expense (income), net	2,076	(116)	231
Total other expense, net	15,251	13,180	12,614
Income before income taxes	28,734	16,858	29,700
Income tax provision	(6,700)	(3,692)	(5,603)
Net income	$ 22,034	$ 13,166	$ 24,097
Basic earnings per share:			
Earnings per share	$ 1.32	$ 0.80	$ 1.51
Basic weighted average common shares	16,669	16,529	15,963
Diluted earnings per share:			
Earnings per share	$ 1.32	$ 0.79	$ 1.48
Diluted weighted average common shares	16,732	16,603	16,272
Net income	$ 22,034	$ 13,166	$ 24,097
Other comprehensive income (loss):			
Foreign currency translation adjustment	15,000	(12,033)	3,669
Change in accumulated loss on derivatives, net of tax	(1,472)	(1,450)	(2,131)
Pension adjustments, net of tax	128	475	250
Comprehensive income	$ 35,690	$ 158	$ 25,885

See accompanying notes to consolidated financial statements.

ALLIENT INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except per share data)

	Common Stock			Accumulated Other Comprehensive Loss			
(In thousands except per share data)	**Shares**	**Amount**	**Retained Earnings**	**Foreign Currency Translation Adjustments**	**Accumulated income (loss) on derivatives**	**Pension Adjustments**	**Total Stockholders' Equity**
Balances, December 31, 2022	15,978	83,852	143,576	(16,925)	5,556	(594)	215,465
Stock transactions under employee benefit stock plans	31	1,246					1,246
Issuance of restricted stock, net of forfeitures	107	129					129
Share issuance in connection with acquisitions	250	7,329					7,329
Stock compensation expense		5,477					5,477
Shares withheld for payment of employee payroll taxes	(58)	(2,096)					(2,096)
Comprehensive income (loss)				3,669	(2,879)	333	1,123
Tax effect					748	(83)	665
Net income			24,097				24,097
Dividends to stockholders - $0.115 per share			(1,860)				(1,860)
Balances, December 31, 2023	16,308	95,937	165,813	(13,256)	3,425	(344)	251,575
Stock transactions under employee benefit stock plans	58	1,564					1,564
Issuance of restricted stock, net of forfeitures	120	(25)					(25)
Share issuance in connection with acquisitions	203	6,250					6,250
Share issuance to settle contingent consideration	174	4,874					4,874
Stock compensation expense		4,147					4,147
Shares withheld for payment of employee payroll taxes	(53)	(1,723)					(1,723)
Comprehensive (loss) income				(12,033)	(1,909)	711	(13,231)
Tax effect					459	(236)	223
Net income			13,166				13,166
Dividends to stockholders - $0.12 per share			(1,966)				(1,966)
Balances, December 31, 2024	16,810	111,024	177,013	(25,289)	1,975	131	264,854
Stock transactions under employee benefit stock plans	33	885					885
Issuance of restricted stock, net of forfeitures	146						—
Stock compensation expense		3,430					3,430
Shares withheld for payment of employee payroll taxes	(53)	(1,403)					(1,403)
Comprehensive income (loss)				15,000	(1,971)	191	13,220
Tax effect					499	(63)	436
Net income			22,034				22,034
Dividends to stockholders - $0.12 per share			(2,001)				(2,001)
Balances, December 31, 2025	16,936	$ 113,936	$ 197,046	$ (10,289)	$ 503	$ 259	$ 301,455

See accompanying notes to consolidated financial statements.

ALLIENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Cash Flows From Operating Activities:			
Net income	$ 22,034	$ 13,166	$ 24,097
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	25,407	25,891	25,068
Deferred income taxes	(1,795)	(2,353)	(5,036)
Provision for excess and obsolete inventory	3,891	4,943	2,487
Stock-based compensation expense	3,430	4,147	5,477
Debt issue cost amortization recorded in interest expense	648	534	300
Other	610	(119)	1,424
Changes in operating assets and liabilities, net of acquisitions:			
Trade receivables	(7,893)	7,455	(5,568)
Inventories	3,318	7,358	(1,781)
Prepaid expenses and other assets	(2,709)	2,412	1,324
Accounts payable	175	(12,755)	(935)
Accrued liabilities	9,559	(8,829)	(1,819)
Net cash provided by operating activities	56,675	41,850	45,038
Cash Flows From Investing Activities:			
Consideration paid for acquisitions, net of cash acquired	—	(25,231)	(11,004)
Purchase of property and equipment	(6,989)	(9,683)	(11,603)
Net cash used in investing activities	(6,989)	(34,914)	(22,607)
Cash Flows From Financing Activities:			
Proceeds from issuance of long-term debt	—	76,898	11,000
Principal payments of long-term debt and finance lease obligations	(44,448)	(68,433)	(28,395)
Payment of contingent consideration	—	(2,450)	—
Payment of debt issuance costs	(44)	(3,154)	—
Dividends paid to stockholders	(2,001)	(1,981)	(1,826)
Tax withholdings related to net share settlements of restricted stock	(1,203)	(1,723)	(2,096)
Net cash used in financing activities	(47,696)	(843)	(21,317)
Effect of foreign exchange rate changes on cash	2,613	(1,892)	173
Net increase in cash and cash equivalents	4,603	4,201	1,287
Cash and cash equivalents at beginning of period	36,102	31,901	30,614
Cash and cash equivalents at end of period	$ 40,705	$ 36,102	$ 31,901
Supplemental disclosure of cash flow information:			
Stock issued for acquisitions	$ —	$ 6,250	$ 7,329
Stock issued to settle contingent consideration	$ —	$ 4,874	$ —
Property, plant and equipment purchases in accounts payable or accrued expenses	$ 376	$ 336	$ 1,427
Cash paid for interest	$ 12,971	$ 12,059	$ 12,200
Cash paid for income taxes	$ 8,986	$ 7,804	$ 12,687

See accompanying notes to consolidated financial statements.

ALLIENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is engaged in the business of designing, manufacturing, and selling precision motion, control, power and structural composites to provide integrated system solutions as well as individual products, to a broad spectrum of customers throughout the world primarily for the industrial, vehicle, medical, and aerospace and defense markets.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions are eliminated in consolidation.

For business combinations, net assets acquired, and liabilities assumed are recorded at their estimated fair values.

Cash and Cash Equivalents

Cash and cash equivalents include instruments which are readily convertible into cash (original maturities of three months or less) and which are not subject to significant risk of changes in interest rates.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The provision for credit losses is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional provisions in the future. Activity in the provision for credit losses for 2025 and 2024 was as follows (in thousands):

	December 31, 2025	December 31, 2024
Beginning balance	$ 1,628	$ 1,240
Additional reserves	343	562
Write-offs and recoveries	(1,058)	(190)
Effect of foreign currency translation	(26)	16
Ending balance	$ 887	$ 1,628

Inventories

Inventories include costs of materials, direct labor and manufacturing overhead, and are stated at the lower of cost (first-in, first-out basis) or net realizable value, as follows (in thousands):

	December 31, 2025	December 31, 2024
Parts and raw materials	$ 82,875	$ 78,725
Work-in-process	10,602	12,274
Finished goods	15,721	20,518
	$ 109,198	$ 111,517

Property, Plant and Equipment

Property, plant and equipment is classified as follows (in thousands):

	Useful lives	December 31, 2025	December 31, 2024
Land		$ 1,798	$ 1,770
Building and improvements	5 - 39 years	30,215	29,161
Machinery, equipment, tools and dies	3 - 15 years	121,774	110,194
Construction in progress		1,636	2,856
Furniture, fixtures and other	3 - 10 years	26,471	25,270
		181,894	169,251
Less accumulated depreciation		(120,123)	(103,566)
Property, plant, and equipment, net		$ 61,771	$ 65,685

Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets. Amortization of building improvements is provided using the straight-line method over the life of the lease term or the life of the asset, whichever is shorter. Maintenance and repair costs are charged to operations as incurred. Major additions and improvements are capitalized. The cost and related accumulated depreciation of retired or sold property are removed from the accounts and the resulting gain or loss, if any, is reflected in earnings.

Depreciation expense was $12,936, $13,194, and $12,755 in 2025, 2024, and 2023, respectively.

Intangible Assets

Intangible assets, other than goodwill, are initially recorded at fair value and are amortized over their estimated useful lives using an accelerated or straight-line method which approximates the pattern of expected cash flows over the remaining useful lives of the intangible assets.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived assets, including property, plant and equipment and intangible assets, on an annual basis and whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Long-lived assets are recorded at their carrying amounts if the projected cash flows from their use will recover their carrying amounts on an undiscounted basis and without considering interest. If projected cash flows are less than their carrying value, the long-lived assets must be reduced to their estimated fair value. Judgment is required to project such cash flows and, if required, estimate the fair value of the impaired long-lived assets. The Company did not record any impairment charges for the years ended December 31, 2025, 2024, or 2023.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination.

Goodwill is not amortized but is reviewed for impairment at least annually or more frequently if impairment indicators arise. The Company has defined one reporting unit that is the same as its operating segment. Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, that the fair value of the reporting unit may be more likely than not less than its carrying amount, or if significant adverse changes in the Company's future financial performance occur that could materially impact fair value, a quantitative goodwill impairment test would be required. Additionally, the Company can elect to forgo the qualitative assessment and perform the quantitative test. If the qualitative assessment indicates that the quantitative analysis should be performed, or if management elects to bypass a qualitative assessment, the Company then evaluates goodwill for impairment by comparing the fair value of the reporting unit to its carrying amount, including goodwill.

At October 31, 2025, the Company performed its annual goodwill impairment test and determined, after performing a qualitative test of the reporting unit, that it is more likely than not that the fair value of the reporting unit exceeds its carrying amount. Accordingly, there was no indication of impairment and the quantitative impairment test was not performed. The Company did not record any goodwill impairment charges for the years ended December 31, 2025, 2024 or 2023.

Other Long-Term Assets

Other long-term assets include any noncurrent portion of interest rate derivatives that the Company has entered into in response to the variable interest rate exposure on long-term debt, as well as securities that the Company has purchased with the intent of funding the deferred compensation arrangements for certain executives of the Company. These items are accounted for at fair value on a recurring basis. Any changes in value are included in net income in the Company's consolidated statements of income and comprehensive income.

Warranty

The Company offers warranty coverage for its products. The length of the warranty period for its products is generally three months to two years and varies based on the product sold. The Company estimates the costs of repairing products under warranty based on the historical average cost of the repairs. The assumptions used to estimate warranty accruals are re-evaluated periodically in light of actual experience and, when appropriate, the accruals are adjusted. Estimated warranty costs are recorded at the time of sale of the related product, and are considered a cost of goods sold.

Changes in the Company's reserve for product warranty claims during 2025, 2024, and 2023 were as follows (in thousands):

	December 31, 2025	December 31, 2024	December 31, 2023
Beginning balance	$ 1,966	$ 2,139	$ 2,160
Settlements	(632)	(272)	(296)
Warranty expenditures	343	196	243
Effect of foreign currency translation	136	(97)	32
Ending balance	$ 1,813	$ 1,966	$ 2,139

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31, 2025		December 31, 2024	
Compensation and fringe benefits	$	20,498	$	13,134
Warranty reserve		1,813		1,966
Income taxes payable		1,853		1,472
Operating lease liabilities – current		5,323		5,088
Finance lease obligations – current		486		448
Contract liabilities		3,767		2,292
Restructuring related accruals		521		—
Other accrued expenses		6,629		5,821
	$	40,890	$	30,221

As part of the Simplify to Accelerate NOW strategy, restructuring and business realignment costs of $3,993 are included in the consolidated statements of income and comprehensive income for the year ended December 31, 2025, of which $3,472 has been paid during the year ended December 31, 2025.

Costs associated with this realignment were approximately $4 million and relate primarily to employee severance and other personnel-related expenses. These expenses were largely paid by the end of 2025.

Restructuring expenses for this initiative are included in restructuring and business realignment costs in the consolidated statement of income and comprehensive income. The expenses incurred, as well as the amounts paid during the reporting period, are as follows:

	Restructuring related accruals	
December 31, 2024	$	—
Expenses incurred		3,993
Cash payments		(3,472)
December 31, 2025	$	521

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using end of period exchange rates. Changes in reported amounts of assets and liabilities of foreign subsidiaries that occur as a result of changes in exchange rates between foreign subsidiaries' functional currencies and the U.S. dollar are included in foreign currency translation adjustment. Foreign currency translation adjustment is included in accumulated other comprehensive loss, a component of stockholders' equity in the accompanying consolidated statements of stockholders' equity. Revenue and expense transactions use an average rate prevailing during the month of the related transaction. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency of each of the operating locations are included in the other expense (income), net as incurred.

Revenue Recognition

Refer to Note 3, *Revenue Recognition*, for description of the Company's policies regarding revenue recognition.

Engineering and Development Costs

The Company is engaged in a variety of engineering and design activities as well as basic research and development activities directed to the substantial improvement or new application of the Company's existing technologies. Engineering and design as well as research and development costs are expensed as incurred.

Basic and Diluted Earnings per Share

Basic earnings per share is computed by dividing net income or loss by the weighted average number of shares of common stock outstanding. Diluted earnings per share is determined by dividing the net income by the sum of: (1) the weighted average number of common shares outstanding and (2) if not anti-dilutive, the effect of potential common shares determined utilizing the treasury stock method.

Basic and diluted weighted-average shares outstanding are as follows (in thousands):

	Year ended December 31,		
	2025	**2024**	**2023**
Basic weighted average shares outstanding	16,669	16,529	15,963
Dilutive effect of potential common shares	63	74	309
Diluted weighted average shares outstanding	16,732	16,603	16,272

For 2025, 2024, and 2023, the anti-dilutive common shares excluded from the calculation of diluted income per share were 29,000, 106,000, and 22,000, respectively.

Comprehensive Income

The Company's comprehensive income as reported in the Consolidated Statements of Income and Comprehensive Income includes net income, foreign currency translation adjustments, the net change in cash flow hedges, net of tax, and defined benefit plan liability adjustments, net of tax. The Consolidated Statements of Income and Comprehensive Income and Note 13, *Accumulated Other Comprehensive Income*, contain additional information on the computation of the Company's comprehensive income.

Fair Value Accounting

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

The guidance establishes a framework for measuring fair value, which utilizes observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. Preference is given to observable inputs. These two types of inputs create the following three-level fair value hierarchy:

Level 1:   Quoted prices for identical assets or liabilities in active markets.

Level 2:   Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable.

Level 3:   Significant inputs to the valuation model that are unobservable.

The Company's financial assets and liabilities include cash and cash equivalents, accounts receivable, debt obligations, accounts payable, and accrued liabilities. The carrying amounts reported in the consolidated balance sheets for these assets approximate fair value because of the immediate or short-term maturities of these financial instruments.

The following table presents the Company's financial assets that are accounted for at fair value on a recurring basis as of December 31, 2025 and 2024, respectively, by level within the fair value hierarchy (in thousands):

	December 31, 2025		
	Level 1	Level 2	Level 3
Assets (liabilities)			
Deferred compensation plan assets	$ 5,400	$ —	$ —
Foreign currency hedge contracts, net	—	(91)	—
Interest rate swaps, net	—	580	—

	December 31, 2024		
	Level 1	Level 2	Level 3
Assets (liabilities)			
Deferred compensation plan assets	$ 4,647	$ —	$ —
Foreign currency hedge contracts, net	—	(137)	—
Interest rate swaps, net	—	2,575	—

Derivative Financial Instruments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 815, *Derivatives and Hedging* ("ASC 815"), provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Further, qualitative disclosures are required that explain the Company's objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by ASC 815, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting.

Income Taxes

The current provision for income taxes represents actual or estimated amounts payable or refundable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. A valuation allowance may be provided to the extent management deems it is more likely than not that deferred tax assets will not be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income, in the appropriate taxing jurisdictions, during the periods in which temporary differences, net operating losses and tax credits and incentives become realizable. Management believes that it is more likely than not that the Company will realize the benefits of these temporary differences and operating loss and tax credit carryforwards, net of valuation allowances.

It is the Company's policy to include interest and penalties related to income tax liabilities in income tax expense on the consolidated statements of income and comprehensive Income. In addition, the Company records uncertain tax positions in accordance with ASC 740, *Income Taxes*, ("ASC 740").

Pension and Postretirement Welfare Plans

The Company records the service cost component of net benefit costs in cost of goods sold, selling, and general and administrative expenses. The interest cost component of net benefit costs is recorded in interest expense and the remaining components of net benefit costs, amortization of net losses and expected return on plan assets is recorded in other expense, net.

Concentration of Credit Risk

Trade receivables subject the Company to the potential for credit risk. To reduce this risk, the Company performs evaluations of its customers' financial condition and creditworthiness at the time of sale, and updates those evaluations when necessary. See Note 14, *Segment Information,* for additional information regarding customer concentration.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(In thousands, except share and per share data)

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". This enhances the disclosures around rate reconciliation, income taxes paid, and other related topics. The standard is effective for annual periods beginning after December 15, 2024. The Company adopted this guidance prospectively during the year ended December 31, 2025, providing the additional disclosures as required. For additional information, refer to Note 9, *Income Taxes.*

Accounting Pronouncements Issued but not yet Adopted

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)". This improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is assessing the impact of adopting the standard on our consolidated financial statements.

2. ACQUISITIONS

On January 11, 2024, the Company acquired 100% of the outstanding shares of SNC Manufacturing Co., Inc. (a Wisconsin corporation) and Acutran de Mexico, S.A. de C.V. (a Mexican corporation), (collectively "SNC"), a premier designer and global manufacturer of electrical transformers serving blue-chip customers in defense, industrial automation, alternative power generation and energy, including electric utilities and renewable energy

The purchase price consisted of $20,000 in cash paid at closing. The purchase price allocation was final as of December 31, 2024. The Company incurred $313 of transaction costs related to the acquisition during 2024, which are included in acquisition and integration-related costs on the consolidated statements of income and comprehensive income.

Revenue of SNC included within the consolidated statements of income and comprehensive income during 2024 was $38,045 and net income was $3,066 in 2024.

Cash and cash equivalents	$ 881
Trade receivables	3,467
Inventories	8,600
Prepaid expenses and other assets	496
Property, plant, and equipment	4,258
Operating lease assets	378
Intangible assets	2,900
Goodwill	2,955
Other current liabilities	(3,188)
Deferred revenue	(55)
Operating lease liabilities	(378)
Net deferred income tax liabilities	(472)
Other noncurrent liabilities	(118)
Net purchase price	$ 19,724

The fair values of the assets acquired were determined using one of three valuation approaches: market, income or cost. The selection of a particular method for a given asset depends on the reliability of available data and the nature of the asset, among other considerations. The market approach estimates the value for a subject asset based on available market pricing for comparable assets. The income approach estimates the value for a subject asset based on the present value of

(In thousands, except share and per share data)

cash flows projected to be generated by the asset. The projected cash flows were discounted at a required rate of return that reflects the relative risk of the asset and the time value of money. The projected cash flows for each asset considered multiple factors from the perspective of a marketplace participant including revenue projections from existing customers, attrition trends, technology life-cycle assumptions, marginal tax rates and expected profit margins considering historical and expected margins. The cost approach estimates the value for a subject asset based on the cost to replace the asset and reflects the estimated reproduction or replacement cost for the asset, less an allowance for loss in value due to depreciation or obsolescence, with specific consideration given to economic obsolescence if indicated. These fair value measurement approaches are based on significant unobservable inputs, including management estimates and assumptions.

The intangible assets acquired consist of $1,500 of customers lists, $600 of trade name, and $800 of technology, which are being amortized over 12, 10, and 10 years, respectively. Goodwill generated is related to the assembled workforce, synergies between Allient's other operations and SNC that are expected to occur as a result of the combined engineering knowledge, the ability of each of the operations to integrate each other's products into more fully integrated system solutions, and Allient's ability to utilize SNC's management knowledge in providing complementary product offerings to the Company's customers.

The goodwill resulting from the acquisition is not tax deductible.

On January 3, 2024, the final deferred acquisition payment for the Spectrum acquisition of $12,500 (comprised of 50% cash and 50% Company stock) was paid.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information presents the combined results of operations if the SNC acquisition had occurred as of January 1, 2023, and the Sierramotion acquisition had occurred as of January 1, 2022.

	Year ended December 31, 2023
Revenues	$ 620,954
Income before income taxes	31,558

The pro forma information includes certain adjustments, including depreciation and amortization expense, interest expense, and certain other adjustments. The pro forma amounts do not reflect adjustments for anticipated operating efficiencies that the Company expects to achieve as a result of these acquisitions. The pro forma financial information is for informational purposes only and does not purport to present what the Company's results would have been had these transactions actually occurred on the date presented or to project the combined company's results of operations or financial position for any future period.

3. REVENUE RECOGNITION

Performance Obligations

Performance Obligations Satisfied at a Point in Time

The Company considers control of most products to transfer at a single point in time when control is transferred to the customer, generally when the products are shipped in accordance with an agreement and/or purchase order. Control is defined as the ability to direct the use of and obtain substantially all of the remaining benefits of the product.

The Company satisfies its performance obligations under a contract with a customer by transferring goods and services in exchange for generally monetary consideration from the customer. The Company considers the customer's purchase order, and the Company's corresponding sales order acknowledgment as the contract with the customer.

Sales, value add, and other taxes the Company collects concurrently with revenue-producing activities are excluded from revenue.

Nature of Goods and Services

The Company sells component and integrated controlled motion solutions to end customers and original equipment manufacturers ("OEM's") through the Company's own direct sales force and authorized manufacturers' representatives and distributors. The Company's products include brushed and brushless DC motors, brushless servo and torque motors, coreless DC motors, integrated brushless motor-drives, gearmotors, gearing, modular digital servo drives, motion controllers, incremental and absolute optical encoders, active and passive filters for power quality and harmonic issues, and other controlled motion-related products. The Company's target markets include Industrial, Vehicle, Medical, and Aerospace & Defense.

Determining the Transaction Price

The majority of the Company's contracts have an original duration of less than one year. For these contracts, the Company applies the practical expedient and therefore does not consider the effects of the time value of money. For multiyear contracts, the Company uses judgment to determine whether there is a significant financing component. These contracts are generally those in which the customer has made an up-front payment. Contracts that management determines to include a significant financing component are discounted at the Company's incremental borrowing rate. The Company incurs interest expense and accrues a contract liability. As the Company satisfies performance obligations and recognizes revenue from these contracts, interest expense is recognized simultaneously. Management does not have any contracts that include a significant financing component as of December 31, 2025.

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers into geographical regions and target markets. The Company determines that disaggregating revenue into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. As noted in Note 14, *Segment Information*, the Company's business consists of one reportable segment.

The revenues by geography in the table below are revenues derived from the Company's foreign subsidiaries as provided in Note 14. A reconciliation of disaggregated revenue to segment revenue as well as revenue by geographical regions is provided in Note 14. The Company's disaggregated revenues are as follows (in thousands):

Target Market	Year ended December 31,					
		2025		2024		2023
Industrial	$	268,394	$	248,281	$	257,004
Vehicle		97,015		102,701		133,488
Medical		81,687		77,959		84,515
Aerospace & Defense		81,337		75,183		78,175
Distribution and Other		26,045		25,844		25,452
Total	$	554,478	$	529,968	$	578,634

Geography	Year ended December 31,					
		2025		2024		2023
North America (primarily U.S.)	$	368,921	$	359,068	$	399,224
Europe		160,661		145,617		150,608
Asia-Pacific		24,896		25,283		28,802
Total	$	554,478	$	529,968	$	578,634

Contract Balances

When the timing of the Company's delivery of product is different from the timing of the payments made by customers, the Company recognizes either a contract asset (performance precedes customer payment) or a contract liability (customer payment precedes performance). Typically, contracts are paid in arrears and are recognized as receivables after the Company considers whether a significant financing component exists.

Backlog represents written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release has been agreed to with the customer. We believe our backlog represents our unsatisfied or partially unsatisfied performance obligations. Backlog as of December 31, 2025 was $232,925. The Company expects to recognize 85% of these performance obligations within the next twelve months with the remaining amount recognized between one and two years.

The opening and closing balances of the Company's contract liability are as follows (in thousands):

	December 31, 2025		December 31, 2024
Contract liabilities in accrued liabilities	$	3,767	$	2,292

The difference between the opening and closing balances of the Company's contract liabilities primarily results from the timing difference between the Company's performance and the customer's payment as well as balances assumed in acquisitions. In the years ended December 31, 2025 and 2024, the Company recognized revenue of $1,749 and $2,047, respectively, that was included in the opening contract liabilities balance.

Significant Payment Terms

The Company's contracts with its customers state the final terms of the sale, including the description, quantity, and price of each product or service purchased. Payments are typically due in full within 30-60 days of delivery. Since the customer agrees to a stated rate and price in the contract that do not vary over the contract, the majority of contracts do not contain variable consideration.

ALLIENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Returns, Refunds, and Warranties

In the normal course of business, the Company does not accept product returns unless the item is defective as manufactured. The Company establishes provisions for estimated returns and warranties. All contracts include a standard warranty clause to guarantee that the product complies with agreed specifications.

Practical Expedients

Incremental costs of obtaining a contract - the Company elected to expense the incremental costs of obtaining a contract when the amortization period for such contracts would have been one year or less.

Time value of money - the Company elected not to adjust the promised amount of consideration for the effects of the time value of money for contracts in which the anticipated period between when the Company transfers the goods or services to the customer and when the customer pays is equal to one year or less.

4. GOODWILL

The change in the carrying amount of goodwill for 2025 and 2024 is as follows (in thousands):

	December 31, 2025	December 31, 2024
December 31, 2024	$ 131,789	$ 131,338
Effect of foreign currency translation	2,543	(2,504)
December 31, 2025	$ 134,332	$ 131,789

5. INTANGIBLE ASSETS

Intangible assets on the Company's consolidated balance sheets consist of the following (in thousands):

	Weighted Average Amortization Period	December 31, 2025			December 31, 2024		
		Gross Amount	Accumulated Amortization	Net Book Value	Gross Amount	Accumulated Amortization	Net Book Value
Customer lists	14.1 years	$ 117,927	$ (59,006)	$ 58,921	$ 116,370	$ (50,098)	$ 66,272
Trade name	13.7 years	16,105	(9,471)	6,634	15,890	(8,564)	7,326
Design and technologies	10.5 years	42,232	(19,396)	22,836	41,390	(15,317)	26,073
Total		$ 176,264	$ (87,873)	$ 88,391	$ 173,650	$ (73,979)	$ 99,671

Total amortization expense for intangible assets for the years 2025, 2024, and 2023 was $12,471, $12,697, and $12,313, respectively.

Estimated amortization expense for intangible assets is as follows (in thousands):

Year ending December 31,	Total Estimated Amortization Expense
2026	12,429
2027	11,986
2028	11,222
2029	9,583
2030	9,429
Thereafter	33,742
Total estimated amortization expense	$ 88,391

6. STOCK-BASED COMPENSATION PLANS

Stock Incentive Plans

The Company's Stock Incentive Plans provide for the granting of stock awards, including stock options, stock appreciation rights, and restricted stock, to employees and non-employees, including directors of the Company.

As of December 31, 2025, the Company had 477,139 shares of common stock available for grant under stock incentive plans.

Restricted Stock

The following is a summary of restricted stock grants, fair value and performance based awards:

For the year ended December 31,	Unvested restricted stock awards	Weighted average grant date fair value	Awards with performance vesting requirements
2025	156,506	$ 24.70	71,326
2024	205,188	$ 29.15	107,377
2023	129,328	$ 40.85	74,495

The value at the date of award is amortized to compensation expense over the related service period, which is generally three years for time vested grants. Performance-based grants are generally subject to a 3 year or 5 year service period. Shares of non-vested restricted stock are forfeited if a recipient leaves the Company before the vesting date. Shares that are forfeited become available for future awards. For performance-based awards, the Company assesses the probability of the achievement of the awards during the year and recognizes expense accordingly.

(In thousands, except share and per share data)

The following is a summary of restricted stock activity during years 2025, 2024, and 2023:

	Number of shares
Unvested Balance, December 31, 2022	304,947
Awarded	129,328
Vested	(154,208)
Forfeited	(25,957)
Unvested Balance, December 31, 2023	254,110
Awarded	205,188
Vested	(143,389)
Forfeited	(79,569)
Unvested Balance, December 31, 2024	236,340
Awarded	156,506
Vested	(149,237)
Forfeited	(9,239)
Unvested Balance, December 31, 2025	234,370

Share-Based Compensation Expense

During 2025, 2024, and 2023 compensation expense net of forfeitures of $3,430, $4,147, and $5,477 was recorded, respectively. As of December 31, 2025, there was $4,165 of total unrecognized compensation expense related to restricted stock awards, of which approximately $2,242 is expected to be recognized in 2026.

Employee Stock Ownership Plan

The Company sponsors an Employee Stock Ownership Plan ("ESOP") that covers all non-union U.S. employees who work over 1,000 hours per year. The terms of the ESOP require the Company to make an annual contribution equal to the greater of: i) the Board established percentage of pretax income before the contribution (5% in 2025, 2024, and 2023) or ii) the annual interest payable on any loan outstanding to the Company from the ESOP. Company contributions to the Plan accrued for 2025, 2024, and 2023, were $1,502, $894, and $1,591, respectively. These amounts are included in general and administrative costs in the consolidated statements of income and comprehensive income.

Defined Contribution Plan

The Company sponsors the Allient 401(k) Tax Advantaged Investment Plan ("401(k)") which covers substantially all its U.S. based employees. The plan provides for the deferral of employee compensation under Section 401(k) and a discretionary Company match. In 2025, 2024, and 2023 this match was 100% per dollar of the first 3% of participant deferral and 50% per dollar of the next 2% contribution, up to 4% of a total 5% participant deferral. Net costs related to this defined contribution plan were $2,895, $2,751, and $2,590 in 2025, 2024, and 2023, respectively. These amounts are included in general and administrative costs in the consolidated statements of income and comprehensive income.

Dividends

For the years ended December 31, 2025, 2024 and 2023 a total of $0.12, $0.12, and $0.115 per share on all outstanding shares was declared and paid, respectively. Total dividends paid for the years ended December 31, 2025, 2024, and 2023 were $2,001, $1,981, and $1,826, respectively. Based on the terms of the Company's Credit Agreement, dividends paid to shareholders are acceptable, subject to the Company's compliance with the covenants under the Credit Agreement.

7. DEBT OBLIGATIONS

Debt obligations consisted of the following (in thousands):

	December 31, 2025		December 31, 2024	
Long-term Debt				
Revolving Credit Facility, long-term (1)	$	124,962	$	168,962
Note Payable		50,000		50,000
Unamortized debt issuance costs		(2,339)		(2,945)
Finance lease obligations – noncurrent		7,766		8,160
Long-term debt	$	180,389	$	224,177

(1) The effective rate of the Revolving Credit Facility is 5.05% at December 31, 2025 including the impact of the Company's interest rate swaps.

On March 1, 2024, the Company entered into a Third Amended and Restated Credit Agreement (the "2024 Amended Credit Agreement") for a $280 million revolving credit facility (the "Revolving Facility"). The changes made to the Company's previous credit facility by the 2024 Amended Credit Agreement include: i) providing for a $50 million accordion amount and ii) extending the term from February 12, 2025 to March 1, 2029. Additionally, the Company has entered into a $150 million fixed-rate private shelf facility (the "2024 Note Payable Agreement") under which $50.0 million of borrowings occurred on March 21, 2024. These agreements, collectively, are referred to as the "2024 Credit and Note Payable Agreements". Pursuant to the 2024 Note Payable Agreement, the Company may from time to time issue and sell, and the borrower may consider in its sole discretion the purchase of, in one or a series of transactions, senior notes of the Company in an aggregate principal amount of up to $150 million ("Shelf Notes"). The Shelf Notes will have a maturity date of no more than 10.5 years after the date of original issuance and may be issued through March 1, 2027, unless either party terminates such issuance right. Debt issuance costs of $3.2 million were incurred related to the 2024 Credit and Note Payable Agreements and is included within unamortized debt issuance costs noted above.

Borrowings under the Revolving Facility bear interest at the Term SOFR Rate (as defined in the 2024 Amended Credit Agreement) plus a margin of 1.25% to 2.50% or the Alternative Base Rate (as defined in the Amended Credit Agreement) plus a margin of 0.25% to 1.50%, in each case depending on the Company's ratio of Funded Indebtedness (as defined in the 2024 Amended Credit Agreement) to Consolidated EBITDA (the "Leverage Ratio"). In addition, the Company is required to pay a commitment fee of between 0.15% and 0.325% quarterly on the unused portion of the Revolving Facility, also based on the Company's Leverage Ratio.

Financial covenants under the 2024 Credit and Note Payable Agreements require the Company to maintain a minimum interest coverage ratio of at least 3.0:1.0 at the end of each fiscal quarter. In addition, the Company's Leverage Ratio at the end of any fiscal quarter shall not be greater than 4.25:1.0 through December 31, 2024 or greater than 3.75:1.0 as of the end of any fiscal quarter thereafter; provided that the Company may elect to temporarily increase the Leverage Ratio to by 0.5:1.0 following a material acquisition under the 2024 Credit and Note Payable Agreements. The 2024 Credit and Note Payable Agreements also include covenants and restrictions that limit the Company's ability to incur additional indebtedness, merge, consolidate or sell all or substantially all its assets and enter into transactions with an affiliate of the Company on other than an arms' length transaction. These covenants, which are described more fully in the 2024 Credit and Note Payable Agreements, to which reference is made for a complete statement of the covenants, are subject to certain exceptions. The Company was in compliance with all covenants as of December 31, 2025.

The 2024 Credit and Note Payable Agreements also include customary events of default, including failure to pay principal, interest or fees when due, failure to comply with covenants, if any representation or warranty made by the

(In thousands, except share and per share data)

Company is false or misleading in any material respect, default under certain other indebtedness, certain insolvency or receivership events affecting the Company and its subsidiaries, the occurrence of certain material judgments, the occurrence of certain ERISA events, the invalidity of the loan documents or a change in control of the Company. The amounts outstanding under the Amended Revolving Facility may be accelerated upon certain events of default.
The obligations under the 2024 Credit and Note Payable Agreements are secured by substantially all the Company's non-realty assets and are fully and unconditionally guaranteed by certain of the Company's subsidiaries.

As of December 31, 2025, the unused Revolving Facility was $155,038. The amount available to borrow may be reduced based upon the Company's debt and EBITDA levels, which impacts its covenant calculations.

On March 21, 2024, the Company issued and sold $50.0 million in aggregate principal amount of the Series A Senior Notes due March 21, 2031 (the "Series A Notes"). The Series A Notes were issued pursuant to the Private Shelf Agreement. The Series A Notes represent senior promissory notes of the Company and will bear interest at 5.96% and will mature on March 21, 2031. Interest on the Series A Notes will be payable quarterly on the 21st day of March, June, September and December in each year, commencing on June 21, 2024. Interest is computed on the basis of a 360-day year composed of twelve 30-day months. There are no separate covenants relating to the Series A Notes. All additional borrowings are subject to the leverage ratio compliance. The Series A Notes may be prepaid at the option of the Company, in accordance with the terms of the Private Shelf Agreement, at 100% of the principal amount to be prepaid plus accrued interest plus the defined "Make-Whole Amount," if any. The Make-Whole Amount is an amount equal to the excess, if any, of the discounted value of the remaining schedule payments with respect to principal on the Series A Notes being prepaid over the amount of the prepaid principal.

On October 22, 2024, the Company entered into a Second Amendment to the Third Amended and Restated Credit Agreement and a Second Amendment to the Note Purchase and Private Shelf Agreement (collectively, the "October 2024 Credit and Note Payable Amendments"). These amendments include provisions to increase the maximum Leverage Ratio to 4.5:1.0 for the quarters ending March 31, 2025 and June 30, 2025, 4.0:1.0 for the quarter ending September 30, 2025, and returning to 3.75:1.0 for the quarter ending December 31, 2025 and thereafter. From January 1, 2025 through September 30, 2025, borrowings under the Revolving Facility bore interest at Term SOFR plus a margin of 2.50% and a commitment fee of 0.325% on the unused portion of the Revolving Facility. Also, from October 1, 2024 through September 30, 2025, the Series A Notes bore interest at 6.46%. Subsequently, the Series A Notes have returned to an interest rate of 5.960%.

8. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, and foreign exchange risk primarily through the use of derivative financial instruments.

The Company enters into foreign currency contracts with 30-day maturities to hedge its short-term balance sheet exposure, primarily intercompany, that are denominated in currencies (Euro, Mexican Peso, New Zealand Dollar, Chinese Renminbi, Swedish Krona, and Canadian Dollar) other than the subsidiary's functional currency and are adjusted to current values using period-end exchange rates. The resulting gains or losses are recorded in other expense (income), net in the consolidated statements of income and comprehensive income. To minimize foreign currency exposure, the Company had foreign currency contracts with notional amounts of $26,033 and $30,945 at December 31, 2025 and 2024, respectively. The foreign currency contracts are recorded in the consolidated balance sheets at fair value and resulting gains or losses are recorded in other expense (income), net in the consolidated statements of income and comprehensive income. During the year ended December 31, 2025 and 2024, the Company had a gain of $481 and a loss of $1,749, respectively, on foreign currency contracts which is included in other (income) expense, net and generally

offset the gains or losses from the foreign currency adjustments on the intercompany balances that are also included in other expense (income), net.

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements on its variable-rate debt. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. In March 2022 the Company entered into an interest rate swap with a notional amount of $40,000 that matures in December 2026. In March 2023, the Company executed amendments to the existing swaps to amend the index on the interest rate derivatives from LIBOR to SOFR. These amendments had no material financial impact to the Company's operations or financial position. In September 2024, the Company entered into an additional interest rate swap with a notional amount of $50,000 that matures in September 2027. As of December 31, 2025, the Company holds notional amounts of $90,000 in interest rate derivatives.

The changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2025 and 2024, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt.

The Company estimates that an additional $646 will be reclassified as a reduction to interest expense over the next twelve months. Additionally, the Company does not use derivatives for trading or speculative purposes.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2025 and 2024 (in thousands):

| | | Asset Derivatives | |
| | | Fair value as of: | |
Derivatives designated as hedging instruments	**Balance Sheet Location**	**December 31, 2025**	**December 31, 2024**
Foreign currency contracts	Prepaid expenses and other assets	$ 7	$ —
Interest rate swaps	Prepaid expenses and other assets	$ 619	$ —
Interest rate swaps	Other long-term assets	$ —	$ 2,575
		$ 626	$ 2,575

| | | Liability Derivatives | |
| | | Fair value as of: | |
Derivatives designated as hedging instruments	**Balance Sheet Location**	**December 31, 2025**	**December 31, 2024**
Foreign currency contracts	Accrued liabilities	$ 98	$ 137
Interest rate products	Accrued liabilities	39	—
		$ 137	$ 137

ALLIENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

The table below presents the effect of cash flow hedge accounting on other comprehensive (loss) income (OCI) for the years ended December 31, 2025, 2024, and 2023 (in thousands):

Derivatives in cash flow hedging relationships	Amount of pre-tax gain (loss) recognized in OCI on derivatives Year ended December 31,		
	2025	2024	2023
Interest rate swaps	$ (520)	$ 2,284	$ 935

Location of gain reclassified from accumulated OCI into income	Amount of pre-tax gain reclassified from accumulated OCI into income Year ended December 31,		
	2025	2024	2023
Interest expense	$ 1,451	$ 4,193	$ 3,814

The table below presents the effect of the Company's derivative financial instruments on the consolidated statements of income and comprehensive income for the years ended December 31, 2025, 2024, and 2023 (in thousands):

Derivatives designated as hedging instruments	Income Statement Location	Total amounts of income and expense line items presented that reflect the effects of cash flow hedges recorded Year ended December 31,		
		2025	2024	2023
Interest rate swaps	Interest Expense	$ 13,175	$ 13,296	$ 12,383

The Company does not have any offsetting of derivatives as of December 31, 2025 and 2024.

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

9. INCOME TAXES

The provision for income taxes is based on income before income taxes as follows (in thousands):

	For the year ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Domestic	$ 10,781	$ 3,951	$ 18,630
Foreign	17,953	12,907	11,070
Income before income taxes	$ 28,734	$ 16,858	$ 29,700

Components of the total income tax provision are as follows (in thousands):

| | For the year ended | | |
	December 31, 2025	December 31, 2024	December 31, 2023
Current provision			
Federal	$ 2,977	$ 1,838	$ 6,936
State	643	685	869
Foreign	4,548	3,522	2,834
Total current provision	8,168	6,045	10,639
Deferred benefit			
Federal	(585)	(1,239)	(3,569)
State	59	(214)	(518)
Foreign	(942)	(900)	(949)
Total deferred benefit	(1,468)	(2,353)	(5,036)
Income tax provision	$ 6,700	$ 3,692	$ 5,603

The provision for income taxes differs from the amount determined by applying the federal statutory rate as follows:

	For the year ended December 31, 2025	
	Amount	Percentage
U.S. federal statutory tax rate	$ 6,034	21.0 %
State and local income taxes, net of federal income tax effect (1)	469	1.6 %
Foreign tax effects		
Germany		
Other	309	1.1 %
New Zealand		
Change in valuation allowance	379	1.3 %
Other	3	- %
Portugal		
State and municipal surcharges	348	1.2 %
Investment tax credits	(650)	(2.3)%
Changes in valuation allowances	(465)	(1.6)%
Other	3	- %
Other foreign jurisdictions	235	0.8 %
Effect of changes in tax laws or rates enacted in the current period	-	- %
Effect of cross-border tax laws		
Global intangible low-taxed income	410	1.4 %
Other	(439)	(1.5)%
Tax credits		
Federal research credit	(628)	(2.2)%
Change in valuation allowance	-	- %
Nontaxable or nondeductible items		
Section 162(m) compensation	679	2.4 %
Other	200	0.7 %
Change in unrecognized tax benefits	(180)	(0.6)%
Other adjustments	(7)	- %
Total	$ 6,700	23.3 %

(1) The tax effect in this category primarily reflects state and local taxes in Oklahoma

ALLIENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

	For the year ended	
	December 31, 2024	December 31, 2023
Tax provision, computed at statutory rate	21.0 %	21.0 %
State tax, net of federal impact	1.0 %	1.7 %
Change in valuation allowance	(2.9)%	(1.5)%
Effect of foreign tax rate differences	2.4 %	1.9 %
Section 162(m) compensation	4.8 %	2.4 %
R&D Credit and incentives	(7.9)%	(6.1)%
Effect of Tax Cuts and Jobs Act	1.6 %	0.3 %
Unrecognized tax benefits	(1.1)%	(0.7)%
Other	0.9 %	(0.1)%
Withholding tax on foreign distributions	2.1 %	- %
Provision for income taxes	21.9 %	18.9 %

The tax effects of significant temporary differences and credit and operating loss carryforwards that give rise to the net deferred tax assets and tax liabilities are as follows (in thousands):

	December 31, 2025	December 31, 2024
Noncurrent deferred tax assets:		
Employee benefit plans	$ 1,632	$ 1,735
Net operating loss and tax credit carryforwards	6,849	6,711
Accrued expenses and reserves	3,608	2,997
Research and development costs	12,637	11,069
Other	411	439
Total noncurrent deferred tax assets	25,137	22,951
Valuation allowance	(2,399)	(2,262)
Net noncurrent deferred tax assets:	$ 22,738	$ 20,689
Net noncurrent deferred tax liabilities:		
Property and equipment	$ 2,851	$ 2,812
Goodwill and intangibles	12,393	11,762
Interest rate swap derivatives	130	570
Other	96	71
Total noncurrent deferred tax liabilities	$ 15,470	$ 15,215
Net deferred tax asset	$ 7,268	$ 5,474
Presented as follows:		
Noncurrent deferred income tax assets	$ 10,509	$ 9,116
Noncurrent deferred income tax liabilities	(3,241)	(3,642)
Net deferred tax asset	$ 7,268	$ 5,474

As of December 31, 2025, the Company has the following gross carryforwards available (in thousands):

Jurisdiction	Tax Attribute	Amount (in thousands)	Begin to expire
U.S. State	Net Operating Losses [1]	$ 9,297	2026
International	Net Operating Losses - Unlimited Carryforward [1]	$ 15,734	No expiration
U.S. Federal	Foreign Tax Credits	$ 1,002	2028
International	Investment Tax Credits	$ 325	2030
U.S. Federal	R&D Tax Credits	$ —	2036
U.S. State	R&D and Manufacturing Credits	$ 547	2031

(1)   Net operating losses (NOL's) are presented as pre-tax amounts.

Realization of the Company's recorded deferred tax assets is dependent upon the Company generating sufficient taxable income in the appropriate tax jurisdictions in future years to obtain benefit from the reversal of net deductible temporary differences and from utilization of net operating losses and tax credit carryforwards. Management considers the scheduled reversal of deferred tax liabilities, projected verifiable future taxable income and tax planning strategies in making this assessment.

Starting in 2022, noncurrent deferred tax assets includes the effects of capitalization and amortization of R&D expenses as required by the 2017 Tax Cuts and Jobs Act. The Company generated excess foreign tax credits in 2017 due to the one-time transition tax required by enactment of the Tax Cuts and Jobs Act in the amount of $910 and foreign tax credits were generated in the amount of $92 as a result of a dividend paid from Canada and, at that time, determined it was more likely than not that it will not realize a tax benefit from these credits. The Company has incurred net operating losses in certain states with a tax effected benefit of $867 as of December 31, 2025 that it is more likely than not will not be realized. Additionally, the Company has deferred tax assets (including net operating loss carryforwards and tax credits) in certain foreign jurisdictions for which it has determined it is more likely than not it would not realize a tax benefit of $145 as of December 31, 2025. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are changed. The Company believes that it is more likely than not that it will realize the benefits of its deferred tax assets, net of valuation allowances as of December 31, 2025.

The Company files income tax returns in various U.S. and foreign taxing jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations in its major tax jurisdictions for periods before 2022. With few exceptions, the Company is no longer subject to tax examinations in the foreign jurisdictions for periods prior to 2020.

Due to a New Zealand tax legislation change in 2021 allowing for the use of pre-acquisition net operating loss carryforwards to be utilized on the acquirer's future period tax returns, the Company recognized, in 2021, $8,328 of net operating loss carryforwards generated in pre-acquisition periods by the Dynamic Controls New Zealand entities. The net operating loss carryforwards are now available for use by the Company beginning with the New Zealand tax returns filed for the 2020 tax period. The Company evaluated the tax legislation and considered the tax periods open for adjustment by the tax authorities which include the 2016-2020 tax years and has determined it is more likely than not it will not realize a benefit on $1,125 of the net operating loss carryforwards. The Company will adjust this unrecognized tax benefit in light of changing facts and circumstances and with the lapse of the statute of limitations. The lapse of the statute of limitations would be recorded as an adjustment to the provision for income taxes in the period of the statute closure.

Cash paid for income taxes, net of refunds, were as follows (in thousands):

	2025
U.S. federal	$ 2,547
U.S. state and local	
Oklahoma	550
Other	513
Total U.S. state and local	1,063
Foreign	
Canada	1,096
China	527
Germany	979
Netherlands	698
Portugal	583
Sweden	860
Other	633
Total foreign	5,376
Total cash paid for income taxes, net of refunds	$ 8,986

The summary of changes to the unrecognized tax benefit for the year ended December 31, 2025 is as follows (in thousands):

	December 31, 2025	December 31, 2024	December 31, 2023
Beginning balance	$ 350	$ 586	$ 786
Additions from tax legislation changes for net operating loss carryforwards	—	—	—
Reductions related to the lapse of the statute of limitations	(180)	(193)	(207)
Effect of foreign currency translation	8	(43)	7
Ending balance	$ 178	$ 350	$ 586

It is reasonably possible that a reduction of approximately $180 of the balance of unrecognized tax benefits may occur within the next twelve months as a result of the lapse of the statute of limitations. As of December 31, 2025, approximately $180 of unrecognized tax benefits would favorably impact the effective tax rate, if recognized.

It is the Company's policy to include interest and penalties related to income tax liabilities in income tax expense in the consolidated statements of income and comprehensive income. In addition, the Company records uncertain tax positions in accordance with ASC 740. No material interest or penalties related to income tax liabilities were recognized for the years ended December 31, 2025, 2024, and 2023.

In general, it is the practice and intention of the Company to reinvest the earnings of its non-domestic subsidiaries in activities outside the United States. Exceptions may be made on a year-by-year basis to repatriate earnings of certain foreign subsidiaries based on cash needs in the United States. Certain foreign subsidiaries made distributions to other foreign subsidiaries which required a withholding tax remittance of $113. In 2025, the Company distributed a portion of these foreign earnings which have been previously taxed in the United States and remitted $35 of foreign withholding taxes.

The Company does not intend to distribute the remaining previously taxed earnings resulting from the one-time transition tax under the Tax Cuts and Jobs Act or capital in foreign subsidiaries, and has not recorded any deferred taxes related to such amounts. The remaining excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries is permanently reinvested, and the determination of any deferred tax liability on this amount is not practicable.

On July 4, 2025, legislation commonly referred to as the One Big Beautiful Bill Act ("OBBBA") was signed into law which, among other things, modifies the income tax treatment of research and development expenses, as well as includes revisions to bonus depreciation and international tax regimes. The effects of OBBBA are reflected in the results for December 31, 2025, and there were no material impacts to income tax provision or the effective income tax rate.

10. LEASES

The Company has operating leases for office space, manufacturing facilities and equipment, computer equipment and automobiles. Many leases include one or more options to renew, some of which include options to extend the leases for a long-term period, and some leases include options to terminate the leases within 30 days. In certain of the Company's lease agreements, the rental payments are adjusted periodically to reflect actual charges incurred for capital area maintenance, utilities, inflation and/or changes in other indexes.

The Company's finance lease obligations relate to a manufacturing facility. As of December 31, 2025, finance lease assets of $7,037 are included in property, plant, and equipment, net, finance lease obligations of $486 are included in accrued liabilities, and $7,766 are included in long-term debt on the consolidated balance sheet.

For the years ended December 31, 2025 and 2024, the components of operating lease expense were as follows (in thousands):

	December 31, 2025	December 31, 2024
Fixed operating lease expense	$ 7,111	$ 6,610
Variable operating lease expense	766	735
Short-term lease expense	1,150	826
	$ 9,027	$ 8,171

Supplemental cash flow information related to the Company's operating and finance leases for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	December 31,	
	2025	2024
Cash paid for operating leases	$ 6,993	$ 6,418
Cash paid for interest on finance lease obligations	$ 385	$ 405
Assets acquired under operating leases	$ 1,816	$ 6,011
Operating lease assets obtained in acquisitions	$ —	$ 378

The following table presents weighted average remaining lease term and discount rates related to the Company's operating leases as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Weighted average remaining lease term (in years)	5.06	5.73
Weighted average discount rate	4.74 %	4.71 %

The following table presents the maturity of the Company's operating and finance lease liabilities as of December 31, 2025 (in thousands):

	Operating Leases		Finance Leases
2026	6,203		848
2027	5,439		867
2028	4,085		886
2029	2,739		906
2030	2,178		927
Thereafter	3,662		6,051
Total undiscounted cash flows	$ 24,306	$	10,485
Less: present value discount	(2,552)		(2,233)
Total lease liabilities	$ 21,754	$	8,252

The Company leases certain facilities from companies for which a member of management is a part owner. In connection with such leases, the Company made payments to the lessor of $746 and $884 during the years ended December 31, 2025 and 2024, respectively. Future minimum lease payments under these leases as of December 31, 2025 are $5,083.

11. COMMITMENTS AND CONTINGENCIES

Severance Benefit Agreements

As of December 31, 2025, the Company has annually renewable employment agreements with certain of its executive officers. Among other things, the agreements provide for payments and other benefits if the employee's employment terminates under certain circumstances, including the employee's death, disability, voluntary resignation with good reason and involuntary termination without cause, as well as voluntary resignation with good reason and involuntary termination without cause within 90 days prior to or 24 months following a change in control of the Company.

Litigation

The Company is involved in certain actions that have arisen out of the ordinary course of business. Management believes that resolution of the actions will not have a significant adverse effect on the Company's consolidated financial statements.

12. DEFERRED COMPENSATION ARRANGEMENTS

The Company has a deferred compensation arrangement with its Chief Executive Officer. This arrangement provides the Board and its committees with another mechanism to provide pay for performance based incentive compensation. It also allows the Chief Executive Officer to make certain deferrals into the plan. The amount of the liability is comprised of liabilities from previous contributions. Amounts accrued relating to previous periods are $5,400 and $4,647 as of December 31, 2025 and 2024, respectively, which is included in other long-term liabilities in the consolidated balance sheets at December 31, 2025 and 2024.

ALLIENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated Other Comprehensive Income (Loss) ("AOCI") for the years ended December 31, 2025 and 2024 is comprised of the following:

	Defined Benefit Plan Liability	Cash Flow Hedges	Tax Effect of Cash Flow Hedges	Foreign Currency Translation Adjustment	Total
At December 31, 2024	$ 131	$ 2,522	$ (547)	$ (25,289)	$ (23,183)
Unrealized (loss) gain on cash flow hedges	—	(520)	138	—	(382)
Amounts reclassified from AOCI	—	(1,451)	361	—	(1,090)
Pension adjustments, net of tax	128	—	—	—	128
Foreign currency translation gain	—	—	—	15,000	15,000
At December 31, 2025	$ 259	$ 551	$ (48)	$ (10,289)	$ (9,527)

	Defined Benefit Plan Liability	Cash Flow Hedges	Tax Effect of Cash Flow Hedges	Foreign Currency Translation Adjustment	Total
At December 31, 2023	$ (344)	$ 4,431	$ (1,006)	$ (13,256)	$ (10,175)
Unrealized gain (loss) on cash flow hedges	—	2,284	(547)	—	1,737
Amounts reclassified from AOCI	—	(4,193)	1,006	—	(3,187)
Pension adjustments, net of tax	475	—	—	—	475
Foreign currency translation loss	—	—	—	(12,033)	(12,033)
At December 31, 2024	$ 131	$ 2,522	$ (547)	$ (25,289)	$ (23,183)

14. SEGMENT INFORMATION

The Company operates in one segment for the manufacture and marketing of specialty-controlled motion products and solutions for end user and OEM applications. The Company's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer and President, who reviews operating results to make decisions about allocating resources, monitoring budgets, and assessing performance for the entire Company. The measure of segment profit or loss utilized is consolidated net income. The CODM uses this measures to compare results to prior periods and during our budgeting and forecasting process to assess profitability and enable decision making. The reports reviewed by the CODM do not provide for any significant expense categories beyond those as reported on the consolidated statement of income and comprehensive income. The accounting policies of the Company are described in Note 1 *Significant Accounting Policies.*

The CODM utilizes consolidated net income, which is available in our consolidated statements of income and comprehensive income, as the measurement for assessing financial performance.

Financial information related to the foreign subsidiaries is summarized below (in thousands):

	For the year ended December 31,		
	2025	2024	2023
Revenues derived from foreign subsidiaries	$ 185,557	$ 170,901	$ 179,410

(In thousands, except share and per share data)

Identifiable foreign fixed assets were $30,418 and $31,820 as of December 31, 2025 and 2024, respectively.

Revenues derived from foreign subsidiaries and identifiable assets outside of the United States are primarily attributable to Europe, China, Mexico and New Zealand.

Sales to customers outside of the United States by all subsidiaries were $247,759, $240,045, and $239,897 during 2025, 2024, and 2023, respectively.

No customers individually accounted for a material concentration of revenue for the years ended December 31, 2025 or 2024 nor accounts receivable as of December 31, 2025 or 2024.

For 2023, one customer (Customer A) accounted for 10% of revenues, and one customer (Customer B) accounted for 12% of revenues.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Conclusion regarding the effectiveness of disclosure controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (principal accounting officer), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2025. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on management's evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.

Management's report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its attestation report which is included below.

Our system of internal control over financial reporting was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 31, 2025, there have been no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Allient Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Allient Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 5, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Deloitte & Touche, LLP

Williamsville, NY
March 5, 2026

Item 9B. Other Information

None of the Company's directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (each as defined I Item 408(a) of Regulation S-K) during the year ended December 31, 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The Company's definitive proxy statement which will be filed with the SEC pursuant to Registration 14A within 120 days of the end of the Company's fiscal year is incorporated herein by reference.

Item 11. Executive Compensation.

The Company's definitive proxy statement which will be filed with the SEC pursuant to Registration 14A within 120 days of the end of the Company's fiscal year is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The Company's definitive proxy statement which will be filed with the SEC pursuant to Registration 14A within 120 days of the end of the Company's fiscal year is incorporated herein by reference.

Equity Compensation Plan Information

The following table shows the equity compensation plan information of the Company at December 31, 2025:

Plan category	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	477,139

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The Company's definitive proxy statement which will be filed with the SEC pursuant to Registration 14A within 120 days of the end of the Company's fiscal year is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The Company's definitive proxy statement which will be filed with the SEC pursuant to Registration 14A within 120 days of the end of the Company's fiscal year is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

a) The following documents are filed as part of this Report:

1. **Consolidated Financial Statements**

a) Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024.

b) Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2025, 2024, and 2023.

c) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2025, 2024, and 2023.

d) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023.

e) Notes to Consolidated Financial Statements.

f) Reports of Independent Registered Public Accounting Firm (PCAOB ID No. 34).

2. **Financial Statement Schedules**

Financial statement schedules have been omitted because either they are not applicable, or the required information is included in the financial statements or the notes thereto.

3. **Exhibits**

Exhibit No.	Subject
3.1	Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed June 16, 2010.)
3.2	Amended Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed August 23, 2023.)
3.3	Bylaws of the Company. (Incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed August 23, 2023.)
4.1	Description of Securities of Allient Inc. (filed herewith.)
10.1*	2017 Omnibus Incentive Plan. (Incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 4, 2017.)
10.2*	Employment Agreement between Allied Motion Technologies Inc. and Richard S. Warzala, as Amended and Restated, effective March 22, 2016. (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2016.)
10.3*	Change of Control Agreement between Allied Motion Technologies Inc. and Richard S. Warzala, as Amended and Restated, effective December 22, 2008. (Incorporated by reference to Exhibit 10.7 to the Company's Form 10-K for the year ended December 31, 2008.)

Exhibit No.	Subject
10.4*	Amendment to Employment Agreement and Change of Control Agreement for Richard S. Warzala dated and effective as of December 28, 2017 between Allied Motion Technologies Inc. and Richard S. Warzala. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed January 3, 2018.)
10.5*	Second Amendment to Employment Agreement for Richard S. Warzala dated and effective as of August 6, 2020 between Allied Motion Technologies Inc. and Richard S. Warzala. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed August 11, 2020.)
10.6*	Third Amendment to Employment Agreement for Richard S. Warzala dated and effective as of March 17, 2021 between Allied Motion Technologies Inc. and Richard S. Warzala. (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2021.)
10.7*	Deferred Compensation Plan, as Amended and Restated, effective May 31, 2011. (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2011.)
10.8*	Form of Employment Agreement (Entered into with Ashish R. Bendre, James A. Michaud, Stephen R. Warzala, and Kenneth A. May) (Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed March 23, 2021.)
10.9*	Managing Director's Contract of Employment between Heidrive GmbH and Helmut Pirthauer dated December 3, 2016. (Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed March 23, 2021.)
10.10*	First Amendment to Managing Director's Contract of Employment between Heidrive GmbH and Helmut Pirthauer dated March 12, 2018. (Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed March 23, 2021.)
10.11*	Second Amendment to Managing Director's Contract of Employment between Heidrive GmbH and Helmut Pirthauer dated March 18, 2021. (Incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed March 23, 2021.)
10.12*	Third Amendment to Managing Director's Contract of Employment between Heidrive GmbH and Helmut Pirthauer dated December 18, 2024. (Incorporated by reference to Exhibit 10.12 to the Company's Form 10-K for the year ended December 31, 2024.)
10.13*	Director Compensation Program, Stock Ownership Requirements and Stock-in-Lieu of Cash Retainer Plan (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2021.)
10.14	Third Amended and Restated Credit Agreement dated as of March 1, 2024 among Allient Inc. and Allied Motion Technologies B.V. as Borrowers, HSBC Bank USA, National Association, as Administrative Agent, the lenders from time to time party thereto, and HSBC Bank USA, National Association, Wells Fargo Bank, National Association, TD Bank, N.A. and PNC Capital Markets LLC, as Joint Lead Arrangers and Citizens Bank, N.A., as Syndication Agent (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed March 4, 2024).
10.15	First Amendment, dated as of July 30, 2024, to Third Amended and Restated Credit Agreement dated as of March 1, 2024, among Allient Inc. and Allied Motion Technologies B.V. as Borrowers, HSBC Bank USA, National Association, as Administrative Agent, and the other financial institutions signatory thereto. (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed October 25, 2024).

Exhibit No.	Subject
10.16	Second Amendment, dated as of October 22, 2024, to Third Amended and Restated Credit Agreement dated as of March 1, 2024, among Allient Inc. and Allied Motion Technologies B.V. as Borrowers, HSBC Bank USA, National Association, as Administrative Agent, and the other financial institutions signatory thereto. (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed October 25, 2024).
10.17	First Amendment, dated as of July 30, 2024, to Note Purchase and Private Shelf Agreement dated as of March 1, 2024, among Allient Inc. and each of the holders of the Notes signatory thereto. (Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed October 25, 2024).
10.18	Second Amendment, dated as of October 22, 2024, to Note Purchase and Private Shelf Agreement dated as of March 1, 2024, among Allient Inc. and each of the holders of the Notes signatory thereto. (Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K filed October 25, 2024).
19	Allient Inc. Insider Trading Policy (incorporated by reference to Exhibit 19 to the Company's Form 10-K filed March 5, 2024).
21	List of Subsidiaries (filed herewith).
23.1	Consent of Deloitte & Touche LLP (filed herewith).
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Allient Inc. Clawback Policy (incorporated by reference to Exhibit 97 to the Company's Form 10-K filed March 5, 2024).
101.1 SCH	Inline XBRL Taxonomy Extension Schema Document *(filed herewith)*.
101.2 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *(filed herewith)*.
101.3 DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *(filed herewith)*.
101.4 LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *(filed herewith)*.
101.5 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *(filed herewith)*.
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in exhibits 101.*) *(filed herewith)*.

---

* Denotes management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIENT INC.

By: /s/ JAMES A. MICHAUD
James A. Michaud
Senior Vice President & Chief Financial Officer
Date: March 5, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ RICHARD S. WARZALA Richard S. Warzala	President, Chief Executive Officer and Chairman of the Board	March 5, 2026
/s/ JAMES A. MICHAUD James A. Michaud	Senior Vice President & Chief Financial Officer	March 5, 2026
/s/ RICHARD D. FEDERICO Richard D. Federico	Lead Director of the Independent Directors	March 5, 2026
/s/ ROBERT B. ENGEL Robert B. Engel	Director	March 5, 2026
/s/ STEVEN C. FINCH Steven C. Finch	Director	March 5, 2026
/s/ NICOLE R. TZETZO Nicole R. Tzetzo	Director	March 5, 2026
/s/ MICHAEL R. WINTER Michael R. Winter	Director	March 5, 2026

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EXHIBIT 21

LIST OF SUBSIDIARIES

1000212261 Ontario Inc., incorporated in Ontario, Canada

Airex, LLC, a limited liability company, incorporated in New Hampshire

Allied Motion Changzhou Motors Company, Ltd., incorporated in China

Allied Motion Changzhou Trading Co. Ltd., incorporated in China

Allied Motion Canada Inc., incorporated in Ontario, Canada

Allied Motion Christchurch, a limited liability company, incorporated in New Zealand

Allied Motion Dordrecht BV, incorporated in The Netherlands

Allied Motion Portugal Lda, incorporated in Portugal

Allied Motion Stockholm AB, incorporated in Sweden

Allied Motion Twinsburg, LLC, a limited liability company, incorporated in Delaware

Alio GmbH, a German limited liability company, incorporated in Germany

Alio Industries LLC, a limited liability company, incorporated in Colorado

Dynamic Connect (Suzhou) Hi-Tech Electronics Co. Ltd, incorporated in China

Dynamic Controls Suzhou Holdings New Zealand, incorporated in New Zealand

Dynamic Controls, incorporated in New Zealand

Dynamic Europe Limited, incorporated in the United Kingdom

Emoteq Corporation, incorporated in Colorado

FPH Group Inc., incorporated in Ontario, Canada

Globe Motors de Mexico, S.A. de C.V., incorporated in Mexico

Globe Motors, Inc., incorporated in Delaware

Heidrive GmbH, a German limited liability company, incorporated in Germany

Heidrive s.r.o., a Czech limited liability company, incorporated in Czech Republic

Kinetic Machine Development, LLC, a limited liability company, incorporated in New York

Motor Products Corporation, incorporated in Delaware

Ormec Systems Corp, incorporated in New York

Pasotec GmbH, a German limited liability company, incorporated in Germany

Sierramotion Inc., incorporated in California

SNC Manufacturing Co., Inc., incorporated in Wisconsin

Spectrum Controls, incorporated in Washington

Stature Electric, Inc., incorporated in Pennsylvania

TCI, LLC, a limited liability company, incorporated in Wisconsin

ThinGap, Inc., incorporated in Delaware

Transtar International, LLC, a limited liability company, incorporated in Michigan

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-149279, 333-155889, 333-170563, 333-187369, and 333-217654 on Form S-8, and Registration Statement No. 333-119090 on Form S-3 of our reports dated March 5, 2026, relating to the financial statements of Allient Inc. and the effectiveness of Allient Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Deloitte & Touche LLP

Williamsville, New York
March 5, 2026

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EXHIBIT 31.1

CERTIFICATION

I, Richard S. Warzala, certify that:

1.   I have reviewed this annual report on Form 10-K of Allient Inc. (the "registrant");

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 5, 2026   /s/ RICHARD S. WARZALA
                                                                Richard S. Warzala
                                                                President, Chief Executive Officer and Chairman of the Board

EXHIBIT 31.2

CERTIFICATION

I, James A. Michaud, certify that:

1.   I have reviewed this annual report on Form 10-K of Allient Inc. (the "registrant");

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 5, 2026   /s/ JAMES A. MICHAUD
                                                James A. Michaud
                                                Senior Vice President & Chief Financial Officer

EXHIBIT 32.1

Certification of Periodic Financial Reports
Pursuant to 18 U.S.C. Section 1350

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Allient Inc. (the "Company") certifies to his knowledge that:

(1)   The Annual Report on Form 10-K of the Company for the year ended December 31, 2025 fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2)   The information contained in that Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 5, 2026   /s/ RICHARD S. WARZALA

                                             Richard S. Warzala
                                             President, Chief Executive Officer and Chairman of the Board

EXHIBIT 32.2

Certification of Periodic Financial Reports
Pursuant to 18 U.S.C. Section 1350

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Allied Motion Technologies Inc. (the "Company") certifies to his knowledge that:

(1)   The Annual Report on Form 10-K of the Company for the year ended December 31, 2025 fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2)   The information contained in that Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 5, 2026   /s/ JAMES A. MICHAUD
                                                                              James A. Michaud
                                                                              Senior Vice President & Chief Financial Officer



SHAREHOLDER INFORMATION

Corporate Headquarters

Allient Inc.
495 Commerce Drive
Amherst, NY 14228
716.242.7535

Stock Exchange Listing

The Company's stock is traded on the Nasdaq Global Market tier of the Nasdaq Stock Market under the symbol ALNT.

Virtual Annual Meeting

The Annual Meeting will be held virtually on Wednesday, May 6, 2026, at 9:00 a.m. (ET). The meeting can be accessed by visiting www.virtualshareholdermeeting.com/ALNT2026, where you will be able to listen to the meeting live, submit questions and vote online.

Investor Relations

Investors, stockbrokers, security analysts and others seeking information about Allient should contact:

Deborah K. Pawlowski / Craig P. Mychajluk
Alliance Advisors IR
716.843.3908 / 716.843.3832
dpawlowski@allianceadvisors.com
cmychajluk@allianceadvisors.com

Independent Auditors

Deloitte & Touche LLP
Williamsville, NY

Transfer Agent

For information on ownership, lost/missing shares or other information regarding Allient stock certificates, please contact our transfer agent. For additional assistance, please contact Allient directly.

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
800.937.5449
helpAST@equiniti.com

Corporate Leadership

Richard S. Warzala
Chairman of the Board
President and Chief Executive Officer

James A. Michaud
Senior Vice President and Chief Financial Officer

Stephen R. Warzala
Corporate Vice President, President of Allient Defense and Chief Growth Officer

Ashish R. Bendre
Vice President and Group President

Alex Collichio
General Counsel and Chief Administrative Officer

Rob Mastromattei
Chief Commercial Officer and Group President

Kenneth A. May
Vice President and Chief Technology Officer

Helmut D. Pirthauer
Vice President and Group President

Board of Directors

Richard S. Warzala
Chairman of the Board
President and Chief Executive Officer, Allient

Richard D. Federico [2C, 3]
Lead Director of the Independent Directors
Chairman and Chief Executive Officer, Microsonic Solutions LLC
Founder and Chairman, Cetan Partners

Robert B. Engel [1, 2]
Chief Executive Officer and Managing Director, BLT Advisory Services, LLC

Steven C. Finch [1, 2]
Retired President of Manufacturing and Community Engagement, Viridi Parente, Inc.

Nicole R. Tzetzo [2, 3C]
Chief Financial Officer, Tzetzo Companies LLC

Michael R. Winter, CPA [1C, 3]
Retired Partner, PricewaterhouseCoopers, LLP

[1] *Audit Committee*
[2] *Human Capital and Compensation Committee*
[3] *Corporate Governance and Nominating Committee*
[C] *Committee Chairman*



Nasdaq: ALNT

495 Commerce Drive • Amherst, NY 14228
716.242.7535 • www.allient.com